SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Individual and consolidated

Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

December 31, 2017

with independent auditors report

Gol Linhas Aéreas Inteligentes S.A.

Individual and consolidated financial statements

December 31, 2017

Contents

Management report	01
Comments on business projection trends	07
Annual Report of the Statutory Audit Committee (CAE)	08
Statement of Executive officers on the financial statements	10
Statement of Executive officers on the independent auditors report on the financial statements	11
Independent auditors report on the individual and consolidated financial statements	12

Statements of financial position	18
Statements of income	20
Statements of comprehensive income	21
Statements of changes in equity	22
Statements of cash flows	24
Statements of value added	26
Notes to the financial statements	27

Management report

We remain committed to providing the best flight experience to our customers, with a focus on high-quality, on time service. We were the airline with the lowest proportion of complaints registered at ANAC in 2017: only 7 for every 100,000 passengers transported. Additionally, according to Infraero, in 4Q17 we maintained our on-time leadership in Brazil for the 19th consecutive quarter, with 92.5% of GOL’s flights (over 60,000) taking off on schedule.

“We expect to continue to drive our efficiency and technology advantage this year, as well as incorporating the new Boeing 737 MAX 8s in the second half of 2018. With a range of up to 6,500 km, the new 737 MAX 8 aircraft will allow GOL to offer non-stop flights from Brazil to any destination in Latin America, as well as to our recently announced destinations in Florida,” commented Paulo Kakinoff, CEO.

GOL began the sale of tickets to Miami and Orlando, its first destinations in the United States, in January of 2018. The new service will be flown by our new Boeing 737 MAX 8 aircraft, and will start on November 4th of this year, with departures from Brasília and Fortaleza; these cities were chosen for their privileged geographic locations and connectivity with other GOL markets. Customers will have at their disposal all the convenience and comfort already offered on the Company's flights, including in-flight internet and entertainment, leather seats with ample leg room, and free on-board drinks and meals.

“We remain focused on offering the best experience in air transportation, providing exclusive services to our customers on new, modern aircraft that connect our main markets with the most convenient schedules. Over 100 aircraft in our fleet have already been retrofitted with eco-leather seats, and more than 80 have on-board Wi-Fi. We also offer our customers selfie check-in, GOL+Conforto seats, and an expanded menu of on-board products, while remaining a low-fare leader. We recently launched live on-board television on our entertainment platform, which is the most complete and modern in Latin America and also offers on-demand internet and a free entertainment catalog,” concluded Kakinoff.

Financially, we continue to focus on reducing our cost of financing and improving our liquidity profile. In December 2017, through our subsidiary GOL Finance, we successfully completed a US$500 million issuance of Senior Notes maturing in 2025, with a 7.00% coupon. In 4Q17, our net debt (ex-perpetual bonds) to LTM EBITDA ratio improved to 3.0x, and our total liquidity increased to R$3.2 billion.

“During 2017, we were upgraded by all three major rating agencies. Fitch and S&P raised our credit rating twice, ending the year at B, stable outlook, and B-, positive outlook, respectively. In December, Moody's upgraded GOL’s corporate credit rating by four notches to B2, stable outlook. This is clear evidence that the market has now begun to acknowledge GOL’s improved credit profile, the result of the successful right-sizing and capital structure optimization plan that the Company has executed in recent years,” said Richard Lark, CFO.

We were lowest cost airline in the region for the 17th consecutive year, a result of our simplified operation with a single, standardized fleet (lower crew costs, intelligent spare parts management and best-in-class maintenance), and our lean and productive operations with reduced fixed costs. 4Q17 aircraft utilization was 12.4 block hours per day (an increase of 5.4% over 4Q16), and our load factor increased by 3.4 pp, reaching 81.0%, while our breakeven load factor decreased by 1.5 p.p. to 70.5%. "Our efficiency and cost advantage ensure our position as #1 airline in Brazil,” Richard concluded.

Operational and Financial Indicators

Traffic data – GOL	4Q17	4Q16	% Var.	2017	2016	% Var.
RPK GOL – Total	9,896	9,161	8.0%	37,230	35,928	3.6%
RPK GOL – Domestic	8,879	8,230	7.9%	33,246	32,031	3.8%
RPK GOL – International	1,017	931	9.2%	3,984	3,897	2.2%
ASK GOL – Total	12,213	11,800	3.5%	46,694	46,329	0.8%
ASK GOL – Domestic	10,863	10,568	2.8%	41,459	41,104	0.9%
ASK GOL – International	1,350	1,232	9.6%	5,235	5,226	0.2%
GOL Load Factor – Total	81.0%	77.6%	3.4 p.p	79.7%	77.5%	2.2 p.p
GOL Load Factor - Domestic	81.7%	77.9%	3.9 p.p	80.2%	77.9%	2.3 p.p
GOL Load Factor - International	75.3%	75.6%	-0.3 p.p	76.1%	74.6%	1.5 p.p
Operating data	4Q17	4Q16	% Var.	2017	2016	% Var.
Average Fare (R$)	303.23	288.96	4.9%	283.73	265.21	7.0%
Revenue Passengers - Pax on board ('000)	8,606	8,106	6.2%	32,380	32,623	-0.7%
Aircraft Utilization (block hours/day)[5]	12.4	11.7	5.4%	12.1	11.2	8.1%
Departures	64,910	63,860	1.6%	250,654	261,514	-4.2%
Total Seats (‘000)	10,872	10,697	1.6%	41,953	43,640	-3.9%
Average Stage Length (km)	1,103	1,084	1.8%	1,094	1,043	4.8%
Fuel Consumption (mm liters)	364	350	4.1%	1,379	1,391	-0.9%
Full-time Employees (at period end)	14,532	15,261	-4.8%	14,532	15,261	-4.8%
Average Operating Fleet[6]	111	112	-1.3%	109	117	-6.9%
On-time Departures	92.5%	94.0%	-1.5 p.p	94.6%	94.8%	-0.2 p.p
Flight Completion	98.8%	98.3%	0.4 p.p	98.5%	94.2%	4.3 p.p
Passenger Complaints (per 1000 pax)	1.62	1.73	-6.3%	1.45	1.99	-27.4%
Lost Baggage (per 1000 pax)	2.09	2.15	-3.2%	2.06	2.23	-7.6%
Financial data	4Q17	4Q16	% Var.	2017	2016	% Var.
Net YIELD (R$ cents)	26.36	25.57	3.1%	24.67	24.14	2.2%
Net PRASK (R$ cents)	21.35	19.85	7.6%	19.67	18.72	5.1%
Net RASK (R$ cents)	24.38	22.58	8.0%	22.65	21.30	6.3%
CASK (R$ cents)[4]	21.21	20.93	1.4%	20.53	19.79	3.7%
CASK ex-fuel (R$ cents)[4]	14.47	15.17	-4.6%	14.35	13.97	2.7%
Breakeven Load Factor	70.5%	72.0%	-1.5 p.p	72.3%	72.1%	0.2 p.p
Average Exchange Rate [1]	3.2466	3.2953	-1.5%	3.1925	3.4878	-8.5%
End of period Exchange Rate [1]	3.3080	3.2591	1.5%	3.3080	3.2591	1.5%
WTI (avg. per barrel. US$) [2]	55.30	49.29	12.2%	50.85	43.44	17.1%
Price per liter Fuel (R$) [3]	2.26	1.94	16.4%	2.09	1.94	8.1%
Gulf Coast Jet Fuel (avg. per liter. US$)[2]	0.46	0.38	22.1%	0.41	0.33	24.7%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed; 4. Including results on the return of aircraft under finance lease contracts, sale-leaseback transactions and tax regularization program expenses; 5. Change on methodology from flight hours to block hours per day between 1Q17 and 2Q17; 5. and 6. Average operating fleet excluding sub-leased aircraft and those under MRO.

*Certain variation calculations in this report may not match due to rounding.

Domestic market – GOL

In this quarter, GOL’s domestic supply increased by 2.8% over 4Q16. Demand increased by 7.9% in 4Q17, and load factor reached 81.7%, an increase of 3.9 p.p. when compared to 4Q16.

In 2017, domestic supply expanded 0.9% in comparison to 2016, while demand had an increase of 3.8% in the same period. Load factor improved by 2.3 p.p, reaching 80.2% in 2017.

GOL transported 8.1 million domestic passengers in the quarter, representing an increase of 6.8% when compared with the same period in 2016. The Company is the leader in terms of transported passengers in Brazil’s domestic aviation market.

International market - GOL

GOL’s international supply increased by 9.6% in the quarter compared to 4Q16. In 2017, The Company showed an increase of 0.2% when compared to 2016.

International demand increased 9.2% in 4Q17 when compared to 4Q16 and was up 2.2% in for 2017 when compared to 2016. International load factors in 4Q17 were 75.3%, decreasing 0.3 p.p. over 4Q16. In 2017, load factors reached 76.1%, a growth of 1.5 p.p. in relation to 2016. During the quarter, GOL transported 0.5 million passengers in the international market, an increase of 6.5% when compared to the fourth quarter of 2016.

Volume of Departures and Total seats - GOL

The total volume of GOL departures was 64,910, an increase of 1.6% in 4Q17 over 4Q16. Flights totaled 250,654 departures for 2017, down 4.2% when compared to 2016, due to the rationalization of our network carried out in May 2016.

The total number of seats available to the market was 10.9 million in the fourth quarter of 2017, an increase of 1.6% over the same period of 2016. In 2017, the total number of seats was 42.0 million seats, a decrease of 3.9% over 2016.

PRASK, Yield and RASK

Net PRASK increased by 7.6% in the quarter when compared to 4Q16, reaching 21.35 cents (R$), due to the growth of net passenger revenue of 11.4% in the quarter. In 2017, net PRASK reached 19.67 cents (R$), an increase of 5.1% compared to 2016.

Our Net RASK was 24.38 cents (R$) in 4Q17, an increase of 8.0% over 4Q16. In 2017, it was 22.65 cents (R$), an increase of 6.3% over the same period of 2016.

Net yield increased by 3.1% in 4Q17 compared to 4Q16, reaching 26.36 cents (R$), largely due to the 4.9% increase in our average fare. In 2017, net yield increased by 2.2% when compared to 2016, reaching 24.67 cents (R$).

Total Fleet

Final	4Q17	4Q16	Var.	3Q17	Var.
Boeing 737-NGs	119	130	-11	120	-1
737-800 NG	92	102	-10	92	0
737-700 NG	27	28	-1	28	-1
By rental type	4Q17	4Q16	Var.	3Q17	Var.
Financial Leasing (737-NG)	31	34	-3	31	0
Operating Leasing (373-NG)	88	96	-8	89	-1

At the end of 2017, GOL was operating a fleet of 119 Boeing 737-NG aircraft. At the end of 2016, out of a total of 130 aircraft, GOL was operating 121 aircraft on its routes. Of the nine remaining aircraft, seven were in the process of being returned to lessors and two were sub-leased to other airlines.

GOL has 88 aircraft under operating leasing arrangements and 31 aircraft under financial leasing structures. 31 aircraft in the total fleet have a purchase option at the termination of their leasing contracts.

The average age of the fleet was 9.2 years at the end of 4Q17. In order to maintain this low average, the Company has 120 firm Boeing 737 MAX 8 acquisition orders for fleet renewal by 2028. The first Boeing 737 MAX aircraft is expected to be received by the Company in July 2018.

Fleet plan	2017	2018E	2019E	>2019E	Total
Operating Fleet (End of the year)	115	121	124
Aircraft Commitments (R$ million)*	-	-	1,117.6	43,972.8	45,090.4
Pre-Delivery Payments (R$ million)	-	316.2	773.3	5,374.1	6,463.6

                     * Considers aircraft list price

The Company maintains standards of excellence in its maintenance procedures, both with regards to its equipment and in the provision of services to other operators and to its partner Delta. This is supported through certifications by regulatory agencies including ANAC- National Civil Aviation Agency, the American regulatory agency FAA - Federal Aviation Administration and recently EASA - European Aviation Safety Agency, the aeronautical regulator of the European community. These certifications ratify the high standard and excellence in aircraft and component maintenance services that reaffirm GOL’s commitment to ensuring that its processes, manuals and maintenance training programs are in line with aviation global best practices.

Relationship with Independent Auditors

When hiring services that are not related to external auditing from its independent auditors, Smiles bases its conduct on principles that preserve the auditor’s independence. Pursuant to internationally accepted standards, these principles consist of: (a) the auditors must not audit their own work, (b) the auditors must not execute managing functions for their clients and (c) the auditors must not represent their clients’ legal interests.

Based on the subparagraph III, article 2 of the CVM Instruction 381/2003, the Company adopts a formal procedure to hire services other than external auditing from our auditors. The procedure consists of consulting its Audit Committee to ensure that those services shall not affect the independence and the objectivity, required for the independent audit performance. Additionally, formal statements are required from the auditors regarding their independence while providing such services.

The Company informs that its independent auditor for the period, Ernst & Young Auditores Independentes (“EY”) did not provide additional services not related to auditing in the 2017 fiscal year.

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVAILaBLE FREIGHT TONNE KILOMETER (AFTK):  cargo capacity in tonnes multiplied by number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)

|        FREIGHT TONNE KILOMETERS (FTK):  weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.

|        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|        Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

Brazil's largest airline group. GOL is Brazil's largest airline, carrying 33 million passengers annually on more than 700 daily flights to 64 destinations, 53 in Brazil and 11 in South America and the Caribbean, on a fleet of 119 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 2,400 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil's top on-time performance, and an industry leading 17 year safety record. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4).

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

Non-GAAP Measures

To be consistent with industry practice, we disclose so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, ”total liquidity”, "EBITDA" and EBITDAR”. Our management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

Comments on business projection trends

The Company's financial perspectives are detailed below:

Financial Outlook	Full year 2017 Guidance	2017 Results	2018E Guidance	2019E1 Preliminary
Total fleet (average)	116	117	118	122 to 124
ASKs, System (% change)	+ 0.5%	+ 0.8%	1% to 3%	5% to 10%
- Domestic	+ 0.5%	+ 0.9%	0% to 3%	1% to 3%
- International	+ 0.2%	+ 0.2%	7% to 10%	30% to 40%
Seats, System (% change)	- 3%	- 3.9%	1% to 3%	3% to 5%
Departures, System (% change)	-5%	- 4.2%	1% to 3%	2% to 5%
Average load factor (%)	~ 79%	79.7%	79% to 80%	79% to 81%
Cargo and other revenues (R$ billion)	~ 1.4	1.4	~ 1.6	~ 2
Total net revenues (R$ billion)	~ 10.4	10.6	~ 11	~ 12
Non-fuel CASK (R$ cents)	~ 14	14.5	~ 15	~ 15
Fuel liters consumed (mm)	~ 1,370	1,379	~ 1,400	~ 1,440
Fuel price (R$ / liter)	~ 2.1	2.1	~ 2.2	~ 2.6
Aircraft rent (R$mm)	~ 950	940	~ 950	~ 1,000
EBITDA margin (%)	~ 14%	14.1%	~ 16%	~ 18%
Operating (EBIT) margin (%)	~ 9%	9.4%	~ 11%	~ 13%
Effective income tax rate (%)	-	N.M.	~ 0%	~ 0%
Capital expenditures[2] (R$mm)	~ 600	560	~ 600	~ 600
Net Debt2 / EBITDA (x)	~ 3.4x	3.0x	~ 3.0x	~ 2.5x
Fully-diluted shares outstanding (million)	347.7	347.7	347.7	347.7
Earnings per share – fully diluted[3](R$)	0.80 to 0.90	0.42	1.20 to 1.40	1.70 to 2.30
Fully-diluted ADS outstanding (million)	173.8	173.9	173.9	173.9
Earnings per ADS – fully diluted[3] (US$)	0.50 to 0.56	0.27	0.75 to 0.90	1.00 to 1.50

Annual Report of the Statutory Audit Committee (CAE)

General Information and Responsibilities

The Statutory Audit Committee (CAE) is a statutory body linked to the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), which is composed of three independent members of the Board of Directors, who are elected by the Board members on annual basis, one of whom must be qualified as a Financial Expert. Pursuant to its internal regulations, the CAE is responsible for overseeing the quality and integrity of financial reports and statements; compliance with legal, regulatory and statutory standards; the suitability of risk management processes, internal control policies and procedures; internal audit activities. It is also responsible for overseeing the independent auditors’ work, including their independence and the quality and appropriateness of the services provided, as well as any differences of opinion with management. It determines the registration and exercise of the independent audit within the scope of the Brazilian Securities and Exchange Commission (CVM) and performs the function of an Audit Committee, in compliance with the Sarbanes Oxley Act, to which the Company is subject to, since it is registered at the Securities and Exchange Commission – SEC. The CAE is also responsible for overseeing related-party transactions and operating the complaints channel.

CAE’s Activities in 2017: In order to discuss the matters related to the year ended December 31, 2017, the CAE met eight times and, within its scope, carried out the following activities:

Its coordinator established the agendas and presided over the meetings;

It assessed the annual work plan and discussed the results of the activities performed by the independent auditors in 2017;

It supervised the activities and performance of the Company’s internal audit, analyzing the annual work plan, discussing the result of the activities and reviews. Any issues raised by the internal audit about improvements in the internal control environment are discussed with the respective managers/officers in order to implement continuous improvements. It supervised and analyzed the effectiveness, quality and integrity of internal control mechanisms in order to, among others, monitor compliance with the provisions related to the integrity of the financial statements, including quarterly financial information and other interim financial statements;

It supervised, together with management and the internal audit, the different agreements entered into between the Company or its subsidiaries, on the one hand, and the controlling shareholder, on the other hand, in order to verify compliance with the Company’s policies and controls regarding related-party transactions;

It met with the independent auditors, Ernst & Young, and addressed the following topics: the relationship and communication between the CAE and the external auditors, the scope of the auditors’ work, and the findings based on the implementation of the independent auditor’s work plan, among others; and

It prepared the CAE’s activities and operation report in 2017, in accordance with good corporate governance practices and the applicable regulation.

Internal Control Systems

Based on the agenda defined for 2017, the CAE addressed the main topics related to the Company’s internal controls, assessing risk mitigation initiatives and the senior management’s commitment to its continuous improvement. As a result of the meetings with the Company’s internal areas, the Statutory Audit Committee had the opportunity to make suggestions to the Board of Directors for improvements in the processes, overseeing the results already obtained in 2017. Considering that in 2016, the Company received requests from the Internal Revenue Service to provide clarifications on specific expenses incurred in 2012 and 2013, the CAE installed a Special Committee to initiate a procedure to monitor the Company’s controls, as well as overlook the external independent audit hired to conduct an investigation and clarify all the facts. The Special Committee’s activities were concluded in 2017 and revealed that, although additional irregular payments were made to politically exposed persons, none of the amounts paid was material (individually or in the aggregate) in terms of cash flow, and none of our current employees, representatives or members of our board or Management was knowledgeable of any illegal purpose behind any of the identified transactions or of any illicit benefit to the Company arising from the investigated transactions.

Based on the information obtained, the Statutory Audit Committee recommended improvements to the internal control system. As a result of the implementation of these changes, the CAE considers the internal control system of the Company and its subsidiaries to be suitable for the size and complexity of their businesses and structured in order to ensure the efficiency of their operations and the systems that generate the financial reports, as well as compliance with applicable internal and external regulations.

Corporate Risk Management

CAE members, in the exercise of their duties and legal responsibilities, received information from the Company’s Administration about the relevant corporate risks, including the continuity risks, making evaluations and recommendations to increase the effectiveness of the risk management processes directly at Board of Directors’ meetings, contributing to and ratifying the initiatives implemented in 2017.

Conclusion

The CAE considers that the facts that have been presented to it, based on the works carried out and described in this Report, to be appropriate, and recommended, in its report, the approval of the Company’s audited financial statements for the year ended December 31, 2017.

São Paulo, March 6, 2018.

André Jánszky

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

James Meaney

Member of the Statutory Audit Committee

Declaration of the officers on the financial statements

In compliance with CVM Instruction No. 480/09, the Executive officers declare that they have discussed, reviewed and approved the financial statements for the year ended December 31, 2017.

São Paulo, March 6, 2018.

Paulo S. Kakinoff

President and Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President and Chief Financial Officer

Declaration of the officers on the independent auditors report on the financial statements

In compliance with CVM Instruction No. 480/09, the Executive officers declare that they have discussed, reviewed and approved the conclusions expressed in the independent auditors report on the individual and consolidated financial statements for the year ended December 31, 2017.

São Paulo, March 6, 2018.

Paulo S. Kakinoff

President and Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President and Chief Financial Officer

(A free translation from Portuguese into English of the independent auditor’s report originally issued in Portuguese)

Independent auditor’s report on the individual and consolidated financial statements

To the shareholders and Board members and Officers of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Opinion

We have audited the individual and consolidated financial statements of GOL Linhas Aéreas Inteligentes S.A. (the “Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheets as at December 31, 2017, and the statements of operations, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of the Company as at December 31, 2017, and of its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with the Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report. We are independent of the Company in accordance with the Code of Ethics for Accountants (Código de Ética Profissional do Contador) and the professional requirements issued by the Federal Accounting Council (Conselho Federal de Contabilidade), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, the description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report, including in relation to these matters.  Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Revenue recognition from passenger transportation

Revenue recognition from passenger transportation is highly dependent on information technology (IT) systems and their internal controls for the revenue recognition from passenger transportation when the air transportation service is provided. This process also takes into consideration other complex aspects that may affect the proper revenue recognition, such as recording of tickets sold but not used, unused tickets recorded as credits to passengers, and subject to expiration, in addition to agreements with other airline companies, interline and codeshare agreements with other airline companies. Revenues recognized by the Company are disclosed in Note 23 and the recognition criteria are described in Note 2.2 (k).

This subject was considered significant to our audit due to the complexity of the technology environment and its respective controls related to revenue recognition, including ticket prices in different currencies, as well as, the acquisition of tickets through miles programs.

How our audit addressed this matter:

Our audit procedures included, among others, the involvement of systems specialists to support us in assessing the operational design and effectiveness of IT controls and internal controls that comprise the process of ticket sales, registration, execution of passenger transportation and revenue recognition; the execution of audit tests with the purpose of assessing the integrity of the data in the IT systems involved in the revenue recognition process, through selection of tickets samples for each revenue group and tests on tickets used and unused; other passenger revenues, and passenger no-show, rebooking and cancellation charges; tests of internal controls on the tickets sales process and revenue recognition; discussion with Management the assessment of the audit differences identified, review of the audit differences recorded by the Company, as well as, the assessment on the internal controls impacted by the audit differences identified.

Additionally, we assessed the adequacy of disclosures made by the Company on this matter, included in Notes 2.2 (k) and 23 to the financial statements.

Deficiencies in the design and operation of internal controls regarding the reconciliation and review of revenue recognition process changed our assessment of the nature, timing and extent of our detailed audit procedures designed to obtain sufficient and adequate audit evidence related to revenue recognition of passenger transportation. Taking this into consideration, based on the results of our audit procedures performed on the revenue recognition for passenger transportation, we consider acceptable the assumptions and criteria related to the revenue recognition process prepared by Management, and the related disclosures, in the context of the financial statement taken as a whole.

Breakage revenue

The Company’s revenues take into consideration the estimated number of tickets and miles that are not expected to be used or redeemed up to their expiration date, and are recognized as breakage revenue based on a statistical calculation of tickets and miles with high potential for expiration due to their expiration or no use. The analyses and assumptions for the revenue recognition of breakage is reviewed annually by the Company’s Management to take into consideration the historical trend of tickets and miles expired, as well, as those with high potential to expire.

This matter was considered significant to our audit, considering the subjectivity involved in this analysis and the high level of judgment adopted by Management to determine the assumptions used to determine the expected number of tickets and miles that will expire.

How our audit addressed this matter:

Our audit procedures included, among others, the assessment of the design and operational effectiveness of controls implemented by Management for the revenue recognition of breakage; assessment of the reasonableness of assumptions related to the tickets and miles expected to expire, based on the historical data of tickets and miles expired; tests on a sampling based of miles earned, redeemed and expired; and analysis of the reasonableness of the other assumptions and methodology adopted by Management to determine the breakage rate used to recognize revenue.

Additionally, we assessed the adequacy of disclosures made by the Company on this matter, included in Notes 2.2 (k) e 2.2 (q) to the financial statements.

Deficiencies in the design and operation of internal controls regarding the review of breakage revenue balances changed our assessment of the nature, timing and extent of our detailed audit procedures designed to obtain sufficient and adequate audit evidence related to breakage revenue. Taking this into consideration, based on the results of our audit procedures performed on the assumptions and calculations of breakage revenue prepared by Management, we consider acceptable the estimates prepared by the Company and the related disclosures, in the context of the financial statement taken as a whole.

Deferred income tax

The Company recognized deferred income tax assets on unused tax losses and temporary differences between tax and books basis. As of December 31, 2017, the amount of deferred tax assets recorded in noncurrent assets in the consolidated financial statements was R$ 276,514 thousand.

The deferred tax assets was recognized based on the Management’s projections of future taxable profits for the next 5 years. These projections were prepared and based on assumptions, among others, (i) forecast of future market conditions and economy; (ii)  revenue growth; (iii) discount rate; and (iv) changes in costs and expenses. These assumptions consider significant judgement and uncertainties, and it would be materially different based on future outcomes, which may impact the realization of deferred tax assets.

This matter was considered significant to our audit, considering the subjectivity involved in this analysis and the high level of judgment adopted by Management to determine the assumptions used and the projections of future profits.

How our audit addressed this matter:

Our audit procedures included, among others, the involvement of valuation specialists to assist us on the review of the business plan used in the projections of future profit and assumptions utilized by Management on the projections of future taxable profits, review of the discount rate, assessment on the off-set of deferred tax assets and liabilities on temporary differences.

Additionally, we assessed the adequacy of the disclosures made by the Company on this matter.

Based on the results of the audit procedures performed on the recognition, measurement and realization of the deferred tax assets, which is consistent with Management’s assessment, we consider that the criteria and assumptions on the recoverable value of deferred tax assets prepared by Management, as well as the related disclosure in Note 8.2 are acceptable, in the context of the financial statement taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added for the year ended December 31, 2017, prepared under the responsibility of the Company’s Management and presented as supplementary information under IFRS, were submitted to the same audit procedures performed in accordance with the audit of the Company’s financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria provided for in Accounting Pronouncement CPC 9 - Statement of Value Added. In our opinion, these statements of value added were prepared fairly, in all material respects, in accordance with the criteria defined in Accounting Pronouncement CPC 9 and are consistent with the overall individual and consolidated financial statements as a whole.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

The Company’s Management is responsible for other information that includes the Management Report. Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion on the Management Report.

In connection with the audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or based on our knowledge obtained in the audit, or otherwise, whether this report appears to be materially misstated. If based on our work performed, we conclude that there is material misstatement in the Management Report, we are required to report this fact. We have nothing to report on this matter.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance of the Company and its subsidiaries are responsible for overseeing the financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•

Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 6, 2018, 2017

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Vanessa Martins Bernardi

Accountant CRC-1SP244569/O-3

Statements of financial position

Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

		Parent Company		Consolidated
Assets	Note	2017	2016	2017	2016

Current assets
Cash and cash equivalents	3	103,727	57,378	1,026,862	562,207
Short-term investments	4	730,900	49	955,589	431,233
Trade receivables	6	-	-	936,478	760,237
Inventories	7	-	-	178,491	182,588
Recoverable taxes	8.1	19,446	9,289	83,210	27,287
Derivatives	28	-	-	40,647	3,817
Other current assets		55,563	64,770	123,721	113,345
Total current assets		909,636	131,486	3,344,998	2,080,714

Noncurrent assets
Deposits	9	64,736	38,760	1,163,759	1,188,992
Restricted cash	5	38,432	32,656	268,047	168,769
Recoverable taxes	8.1	6,163	17,286	7,045	72,060
Deferred taxes	8.2	27,703	13,409	276,514	107,159
Other noncurrent assets		-	-	-	4,713
Related parties	10	1,570,591	1,873,350	-	-
Investments	12	388,235	281,758	1,333	17,222
Property, plant and equipment	14	323,013	323,013	3,195,767	3,025,010
Intangible assets	15	-	-	1,747,285	1,739,716
Total noncurrent assets		2,418,873	2,580,232	6,659,750	6,323,641

Total assets		3,328,509	2,711,718	10,004,748	8,404,355

The accompanying notes are an integral part of the financial statements.

Statements of financial position

Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

		Parent Company		Consolidated
Liabilities and equity	Note	2017	2016	2017	2016

Current liabilities
Short-term debt	16	95,027	277,219	1,162,872	835,290
Suppliers		13,473	1,314	1,249,124	1,097,997
Suppliers - Forfaiting	17	-	-	78,416	-
Salaries		311	309	305,454	283,522
Taxes payable	18	7,856	119	134,951	146,174
Landing fees		-	-	365,651	239,566
Advance ticket sales	19	-	-	1,456,939	1,185,945
Mileage program	20	-	-	765,114	781,707
Advances from customers		-	-	21,718	16,823
Provisions	21	-	-	46,561	66,502
Derivatives	28	-	-	34,457	89,211
Operating leases	27	-	-	28,387	7,233
Other current liabilities		2,357	2,252	100,401	98,772
Total current liabilities		119,024	281,213	5,750,045	4,848,742

Noncurrent liabilities
Long-term debt	16	3,939,948	2,984,495	5,942,795	5,543,930
Suppliers		-	-	222,026	13,517
Provisions	21	-	-	562,628	723,713
Mileage program	20	-	-	188,204	219,325
Deferred taxes	8.2	-	-	188,005	338,020
Taxes payable	18	14,678	-	66,196	42,803
Related companies	10	135,010	21,818	-	-
Provision for loss on investment	12	2,590,503	3,074,190	-	-
Operating leases	27	-	-	110,723	-
Other noncurrent liabilities		10,305	-	43,072	31,056
Total noncurrent liabilities		6,690,444	6,080,503	7,323,649	6,912,364

Equity	22
Capital stock		3,082,802	3,080,110	3,082,802	3,080,110
Share issuance costs		(42,290)	(42,290)	(155,618)	(155,618)
Treasury shares		(4,168)	(13,371)	(4,168)	(13,371)
Capital reserves		88,762	91,399	88,762	91,399
Equity valuation adjustments		(79,316)	(147,229)	(79,316)	(147,229)
Share-based payments reserve		119,308	113,918	119,308	113,918
Gains on change in investment		760,545	693,251	760,545	693,251
Accumulated losses		(7,406,602)	(7,425,786)	(7,293,274)	(7,312,458)
Deficit attributable to equity holders of the parent		(3,480,959)	(3,649,998)	(3,480,959)	(3,649,998)

Non-controlling interests from Smiles		-	-	412,013	293,247

Total deficit		(3,480,959)	(3,649,998)	(3,068,946)	(3,356,751)

Total liabilities and deficit		3,328,509	2,711,718	10,004,748	8,404,355

The accompanying notes are an integral part of the financial statements.

Statements of income

Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

		Parent Company		Consolidated
	Note	2017	2016	2017	2016
Net revenue
Passenger		-	-	9,185,805	8,671,442
Cargo and other		-	-	1,390,217	1,195,893
Total net revenue	23	-	-	10,576,022	9,867,335

Cost of services provided	24	-	-	(7,681,376)	(7,610,920)

Gross profit		-	-	2,894,646	2,256,415

Operating income (expenses)
Selling expenses	24	-	-	(922,298)	(989,269)
Administrative expenses	24	(31,693)	(7,276)	(976,065)	(671,869)
Other operating (expenses) income, net	24	(7,072)	219,434	(7,072)	102,548
Total operating (expenses) income		(38,765)	212,158	(1,905,435)	(1,558,590)

Equity results	12	365,938	(18,955)	544	(1,280)

Income before financial result, net and income taxes		327,173	193,203	989,755	696,545

Financial result	25
Financial income		89,153	384,650	213,446	568,504
Financial expenses		(389,509)	(363,016)	(1,050,461)	(1,271,564)
Exchange rate variation, net		(24,612)	629,325	(81,744)	1,367,937
Total financial result		(324,968)	650,959	(918,759)	664,877

Income before income taxes		2,205	844,162	70,996	1,361,422

Income and social contribution taxes
Current		-	-	(239,846)	(257,944)
Deferred		16,979	5,457	547,059	(1,114)
Total income and social contribution taxes	8	16,979	5,457	307,213	(259,058)

Net income for the year before non-controlling interests		19,184	849,619	378,209	1,102,364

Net income attributable to:
Equity holders of the parent		19,184	849,619	19,184	849,619
Non-controlling interests from Smiles		-	-	359,025	252,745

Basic earnings per share
Per common share	13	0.002	0.070	0.002	0.070
Per preferred share	13	0.055	2.455	0.055	2.455

Diluted earnings per share
Per common share	13	0.002	0.070	0.002	0.070
Per preferred share	13	0.055	2.450	0.055	2.450

The accompanying notes are an integral part of the financial statements.

Statements of comprehensive income

(In thousands of Brazilian reais - R$, except when otherwise indicated) Fiscal year ended December 31, 2017

		Parent Company		Consolidated
	Note	2017	2016	2017	2016

Net income for the year		19,184	849,619	378,209	1,102,364

Other comprehensive income to be reclassified to profit or loss in subsequent periods	28
Cash flow hedges		67,913	123,889	67,913	123,889
Tax effect		-	(92,179)	-	(92,179)
		67,913	31,710	67,913	31,710

Total comprehensive income for the year		87,097	881,329	446,122	1,134,074

Comprehensive income attributable to:
Equity holders of the parent		87,097	881,329	87,097	881,329
Non-controlling interests from Smiles		-	-	359,025	252,745

The accompanying notes are an integral part of the financial statements.

Statements of changes in equity - Parent Company

Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

					Capital reserves		Equity valuation adjustments
	Note	Capital stock	Share issuance costs	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge gain (losses)	Share-based payments	Gains on change in investment	Accumulated losses	Total
Balances as of December 31, 2015		3,080,110	(41,895)	(22,699)	27,882	70,979	(178,939)	103,126	690,379	(8,275,405)	(4,546,462)
Other comprehensive income, net		-	-	-	-	-	31,710	-	-	-	31,710
Share issuance costs		-	(395)	-	-	-	-	-	-	-	(395)
Share-based payments		-	-	-	-	-	-	12,658	-	-	12,658
Gains on change in investment		-	-	-	-	-	-	-	2,872	-	2,872
Net income for the year		-	-	-	-	-	-	-	-	849,619	849,619
Restricted shares transferred		-	-	9,328	(7,462)	-	-	(1,866)	-	-	-
Balances as of December 31, 2016		3,080,110	(42,290)	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,425,786)	(3,649,998)

Stock option exercised		2,692	-	-	-	-	-	-	-	-	2,692
Other comprehensive income, net		-	-	-	-	-	67,913	-	-	-	67,913
Share-based payments	22	-	-	-	-	-	-	11,956	-	-	11,956
Gains on change in investment		-	-	-	-	-	-	-	3,994	-	3,994
Sale of interest in subsidiary	12	-	-	-	-	-	-	-	63,300	-	63,300
Treasury shares transferred		-	-	9,203	(2,637)	-	-	(6,566)	-	-	-
Net income for the year		-	-	-	-	-	-	-	-	19,184	19,184
Balances as of December 31, 2017		3,082,802	(42,290)	(4,168)	17,783	70,979	(79,316)	119,308	760,545	(7,406,602)	(3,480,959)

The accompanying notes are an integral part of the financial statements.

Statements of changes in equity - Consolidated

Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

					Capital reserves		Equity valuation adjustments
	Note	Capital stock	Share issuance costs	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge gains (losses)	Share-based payments	Gains on change in investment	Accumulated losses	Deficit attributable to equity holders of the parent	Smiles’ non-controlling interests	Total
Balances as of December 31, 2015		3,080,110	(155,223)	(22,699)	27,882	70,979	(178,939)	103,126	690,379	(8,162,077)	(4,546,462)	224,022	(4,322,440)
Capital increase from exercise of stock option in subsidiary		-	-	-	-	-	-	-	-	-	-	3,507	3,507
Other comprehensive income (loss), net		-	-	-	-	-	31,710	-	-	-	31,710	-	31,710
Share issuance costs		-	(395)	-	-	-	-	-	-	-	(395)	-	(395)
Share-based payments		-	-	-	-	-	-	12,658	-	-	12,658	413	13,071
Gains on change in investment		-	-	-	-	-	-	-	2,872	-	2,872	313	3,185
Net income for the year		-	-	-	-	-	-	-	-	849,619	849,619	252,745	1,102,364
Restricted shares transferred		-	-	9,328	(7,462)	-	-	(1,866)	-	-	-	-	-
Interest on equity paid		-	-	-	-	-	-	-	-	-	-	(10,422)	(10,422)
Dividends distributed		-	-	-	-	-	-	-	-	-	-	(177,331)	(177,331)
Balances as of December 31, 2016		3,080,110	(155,618)	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,312,458)	(3,649,998)	293,247	(3,356,751)

Stock options exercised		2,692	-	-	-	-	-	-	-	-	2,692	-	2,692
Other comprehensive income (loss), net		-	-	-	-	-	67,913	-	-	-	67,913	-	67,913
Capital increase from exercise of stock option in subsidiary		-	-	-	-	-	-	-	-	-	-	1,988	1,988
Share issuance costs		-	-	-	-	-	-	-	-	-	-	(523)	(523)
Share-based payments	23	-	-	-	-	-	-	11,956	-	-	11,956	192	12,148
Gains on change in investment		-	-	-	-	-	-	-	3,994	-	3,994	-	3,994
Sale of interest in subsidiary	13	-	-	-	-	-	-	-	63,300	-	63,300	4,865	68,165
Treasury shares transferred		-	-	9,203	(2,637)	-	-	(6,566)	-	-	-	-	-
Net income for the year		-	-	-	-	-	-	-	-	19,184	19,184	359,025	378,209
Interest on equity distributed by Smiles		-	-	-	-	-	-	-	-	-	-	(14,071)	(14,071)
Minimum dividends distributed by Smiles		-	-	-	-	-	-	-	-	-	-	(46,931)	(46,931)
Additional dividends distributed by Smiles		-	-	-	-	-	-	-	-	-	-	(185,779)	(185,779)
Balances as of December 31, 2017		3,082,802	(155,618)	(4,168)	17,783	70,979	(79,316)	119,308	760,545	(7,293,274)	(3,480,959)	412,013	(3,068,946)

The accompanying notes are an integral part of the financial statements.

Statements of cash flows

Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Parent Company		Consolidated
	2017	2016	2017	2016
Net income for the year	19,184	849,619	378,209	1,102,364
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization	-	-	505,425	447,668
Allowance for doubtful accounts	-	-	24,913	9,806
Provision for legal proceedings	-	-	158,263	189,244
Provision for inventory obsolescence	-	-	3,059	-
Deferred taxes	(16,979)	(5,457)	(547,059)	1,114
Equity results	(365,938)	18,955	(544)	1,280
Share-based payments	-	775	14,849	13,524
Exchange and monetary variations, net	52,589	(463,800)	95,132	(1,149,616)
Interest on debt, financial lease and other liabilities	210,639	239,368	566,902	682,188
Unrealized hedge results	-	-	8.639	82,990
Provision for profit sharing	-	-	65,573	56,238
Write-off of property, plant and equipment and intangible assets	-	104,287	145,855	181,308
Write-off of goodwill on investment acquisition in associate	-	-	15,184	-
Losses from capital increase in associate	-	-	-	1,368
Other provisions	-	-	-	16,232
Gain on redemption of debt	-	(286,799)	-	(286,799)
Adjusted net income (loss)	(100,505)	456,948	1,434,400	1,348,909

Changes in assets and liabilities:
Trade receivables	-	-	(198,370)	(307,574)
Short-term investments	(730,851)	179,077	(353,231)	83,062
Inventories	-	-	1,038	16,648
Deposits	(22,500)	(7,479)	46,388	(323,641)
Suppliers	12,156	(5,559)	(202,462)	204,184
Suppliers - Forfaiting	-	-	76,157	-
Advance ticket sales	-	-	270,994	(20,710)
Mileage program	-	-	(47,714)	9,374
Advances from customers	-	-	4,895	3,364
Salaries	2	(75)	(43,641)	(23,351)
Landing fees	-	-	126,085	(74,090)
Taxes payable	25,099	(183)	460,980	257,464
Derivatives	-	-	(32.310)	(13,384)
Provisions	-	-	(270,970)	(253,643)
Operating leases	-	-	131,877	(158,994)
Other assets	21,361	29,871	18,157	64,220
Interest paid	(272,597)	(325,397)	(528,398)	(606,405)
Income tax paid	-	-	(221,122)	(226,500)
Net cash flows (used in) from operating activities	(1,067,835)	327,203	672,753	(21,067)

Sale of interest in subsidiary	68,163	-	68,163	-
Transactions with related parties	372,582	(1,160,978)	-	-
Short-term investments of Smiles	-	-	(171,174)	(45,651)
Restricted cash	(5,776)	46,091	(100,835)	542,107
Capital increase in associate	-	-	-	(3,439)
Capital increase in subsidiary and investee	(451,610)	(191,587)	-	-
Advances for property, plant and equipment acquisition, net	-	555,519	68,679	536,444
Property, plant and equipment	-	-	(370,438)	(409,709)
Intangible assets	-	-	(55,449)	(29,656)
Dividends and interest on shareholders’ equity received from associate	293,651	166,411	1,249	1,993
Net cash flows (used in) from investing activities	277,010	(584,544)	(559,805)	592,089

The accompanying notes are an integral part of the financial statements.

Statements of cash flows

Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Parent Company		Consolidated
	2017	2016	2017	2016

Loan funding, net of issuance costs	1,654,000	-	1,898,738	-
Loan funding and exchange offer costs	(56,950)	(27,249)	(65,628)	(27,249)
Loan payments	(166,752)	(50,298)	(274,480)	(520,519)
Early payment of Senior Notes	(707,142)	-	(707,142)	-
Finance lease payments	-	-	(239,092)	(342,791)

Dividends and interest on equity paid to non-controlling interests of Smiles	-	-	(254,892)	(171,829)
Capital increase	2,692	-	2,692	-

Share issuance costs	-	(395)	(523)	(395)
Transactions with related parties	111,551	(1,161)	-	-
Net cash flows (used in) from financing activities	837,399	(79,103)	359,673	(1,062,783)

Foreign exchange variation on cash held in foreign currencies	(225)	6,499	(7,966)	(18,364)

Net (decrease) increase in cash and cash equivalents	46,349	(329,945)	464,655	(510,125)

Cash and cash equivalents at the beginning of the year	57,378	387,323	562,207	1,072,332
Cash and cash equivalents at the end of the year	103,282	57,378	1,026,862	562,207

Statements of cash flows - Additional information

Non-cash transactions

Interest on shareholders’ equity and dividends, net of taxes	55,343	-	(49,602)	-
Costs on sale in subsidiary’s interest	4,865	-	-	-
Escrow deposits	10,307	-	10,307	-
Write-off of finance lease agreements	-	-	(15,334)	-
Renegotiation of finance lease agreements	-	-	-	549,144
Provision for aircraft return	-	-	-	97,423
Software acquisition	-	-	-	25,660
Engine maintenance financing	-	-	529,775	201,170
Property, plant and equipment acquisition through Finimp	-	-	63,066	-

The accompanying notes are an integral part of the financial statements.

Statements of value added

Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Parent Company		Consolidated
	2017	2016	2017	2016
Revenues
Passengers, cargo and other	-	-	11,292,388	10,547,831
Other operating income	268	299,177	40,607	336,933
Allowance for doubtful accounts	-	-	(4,499)	16,207
	268	299,177	11,328,496	10,900,971
Inputs acquired from third parties (including ICMS and IPI)
Suppliers of aircraft fuel	-	-	(2,930,442)	(2,753,918)
Material, electricity, third-party services and others	(32,796)	(84,198)	(2,940,355)	(3,105,132)
Aircraft insurance	-	-	(12,495)	(35,938)
Sales and marketing	(326)	(215)	(586,513)	(572,388)
Gross value added	(32,854)	214,764	4,858,691	4,433,595

Depreciation and amortization	-	-	(505,442)	(447,668)
Value added produced	(32,854)	214,764	4,353,249	3,985,927

Value added received in transfer
Equity results	365,938	(18,955)	544	(1,280)
Financial income	88,451	1,166,664	1,032,894	3,580,594
Value added for distribution	421,535	1,362,473	5,386,687	7,565,241

Distribution of value added:
Salaries	5,152	2,605	1,338,986	1,306,615
Benefits	-	-	161,236	152,874
FGTS	-	(57)	104,888	102,676
Personnel	5,152	2,548	1,605,110	1,562,165

Federal taxes	10,907	(4,065)	462,675	916,170
State taxes	-	-	26,436	36,171
Municipal taxes	-	-	3,159	3,554
Tax, charges and contributions	10,907	(4,065)	492,270	955,895

Interest	371,823	514,371	1,893,183	2,883,728
Rent	-	-	1,003,296	1,059,007
Other	14,469	-	14,619	2,082
Third-party capital remuneration	386,292	514,371	2,911,098	3,944,817

Net income for the year	19,184	849,619	19,184	849,619
Net income for the year attributable to non-controlling interests of Smiles	-	-	359,025	252,745
Remuneration of own capital	19,184	849,619	378,209	1,102,364

Value added for distribution	421,535	1,362,473	5,386,687	7,565,241

The accompanying notes are an integral part of the financial statements.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

1.   General information

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GLAI”) is a publicly-listed company incorporated on March 12, 2004, under the Brazilian Corporate Law. The Company is a holding company of the following main subsidiaries: (i) Gol Linhas Aéreas S.A. (“GLA”, formerly “VRG Linhas Aéreas S.A.”, prior to the change in the corporate name on September 22, 2016), which is mainly engaged in (a) the regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the regulator; and (b) other activities in relation to flight transport services provided in its by-laws; and (ii) Smiles Fidelidade S.A. (“Smiles Fidelidade”, formerly Webjet Participações S.A. prior to the change in the corporate name on July 1, 2017), which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) sale of redemption rights of awards related to the loyalty program.

Additionally, the Company is the direct parent company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance Inc. (“Gol Finance”), Gol Finance, formerly Gol Finance LuxCo S.A. (“Gol Finance LuxCo”), and Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”).

The Company’s corporate address is located at Praça Comandante Linneu Gomes, s/n, concierge 3, building 24, Jardim Aeroporto, São Paulo, Brazil.

The Company’s shares are traded on the B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”). The Company adopted Level 2 Differentiated Corporate Governance Practices from the B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to apply differentiated corporate governance practices.

GLA is highly sensitive to the economy and also to the U.S. dollar, since approximately 50% of its costs are denominated in U.S. dollar. To overcome the challenges faced throughout 2016, the Company implemented a plan to improve its liquidity and its operating margin. As a result, the Company has been improving in safe levels its liquidity and ability to respond effectively to the adverse events caused by the instability of the Brazilian economic scenario. The diligent work performed to adjust the fleet size to the economy growth and match seat supply to demand are some of the ongoing initiatives implemented to maintain a high load factor. The Company will maintain a solid strategy by means of liquidity initiatives, such as the adjustment of the route network, initiatives to reduce costs and the adjustment of its capital structure.

Moving forward with its liquidity plan, at the end of December 2017, the Company began implementing several initiatives to restructure its debt, reducing the financial cost of its debt structure. The result of the issue carried out on December 11, 2017, which raised US$500 million, at more attractive rates, was partially used to amortize the Company’s most onerous debt and will significantly reduce the financial cost as of 2018. Other initiatives are scheduled for 2018, reinforcing the Company’s commitment to reducing the financial cost in order to promote and solidify its high-liquidity strategy.

Even in a scenario with an outlook for improvement, the Company is subject to uncertainties in the Brazilian economy and political scenario that may directly impact the effectiveness of the expected results.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Management understands that the business plan prepared, presented and approved by the Board of Directors on January 11, 2018, shows strong elements to continue as going concern.

In 2016, the Company received inquiries from Brazilian tax authorities regarding certain payments to firms that turned out to be owned by politically exposed persons in Brazil. Following an internal investigation, the Company engaged U.S. and Brazilian external legal counsels to conduct an independent investigation to ascertain the facts with regard to these and any other payments identified as irregular and to analyze the adequacy and effectiveness of the Company’s internal control and compliance programs in light of the findings of the investigation.

In December 2016, the Company entered into a leniency agreement with the Brazilian Federal Public Ministry (the “Leniency Agreement”), under which the Company agreed to pay R$12.0 million in fines and to make improvements to its compliance program. In turn, the Federal Public Ministry agreed not to raise any criminal or civil charges related to activities that are the subject to the Leniency Agreement and that may be characterized as (i) acts of administrative impropriety and related acts involving politically exposed persons or (ii) other possible actions, which at the date of the Leniency Agreement had not been identified by the ongoing investigation (any such actions possibly resulting in an increase in the fines under the Leniency Agreement). In addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities related to the above-mentioned payments. The Company voluntarily informed the U.S. Department of Justice, the SEC and the Brazilian Securities and Exchange Commission (“CVM”) of the external independent investigation and the Leniency Agreement.

The external independent investigation was concluded in April 2017. It revealed that certain additional irregular payments were made to politically exposed persons; however, none of the amounts paid was material (individually or in the aggregate) in terms of cash flow, and none of our current employees, representatives or members of our board or Management was knowledgeable of any illegal purpose behind any of the identified transactions or of any illicit benefit to the Company arising from the investigated transactions. The Company reported the conclusions of the investigation to the relevant authorities and will keep them informed of any future developments regarding this issue, as well as keep watch on the analyses initiated by these bodies. These authorities may impose fines and possibly other sanctions to the Company.

During 2016 and 2017, the Company took steps to strengthen and expand its internal control and compliance programs. Among other measures, the Company commenced monitoring its transactions with politically exposed persons and enhanced its procurement procedures, including the contracting and execution of services by outside providers. Reinforcing its commitment to continue improving its internal control and compliance programs, the Company hired specialized companies to assess risks and review internal controls related to fraud and corruption, in order to implement all the necessary improvements, as well as systems to monitor its transactions and train its employees.

On July 1, 2017, in order to optimize and simplify GOL’s organizational structure, and to generate tax savings from the use of accumulated tax losses, the Company approved a corporate restructuring through the merger of Smiles S.A. and Smiles Fidelidade S.A. (“Merger”). As a result of the Merger, Smiles S.A. was dissolved and all its assets, rights and obligations were transferred to Smiles Fidelidade S.A., pursuant to articles 224, 225, 227 and 264 of Brazilian Corporation Law.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

2.   Approval and summary of significant accounting policies applied in preparing the financial statements

These individual and consolidated financial statements were authorized for issue by Management on March 6, 2018.

2.1.   Compliance Statement

The Company’s individual and consolidated financial statements have been prepared in accordance with the accounting practices generally accepted in Brazil, the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), implemented in Brazil through the Accounting Pronouncements Committee (“CPC”) and its technical interpretations (“ICPC”) and guidelines (“OCPC”), approved by the Brazilian Securities and Exchange Commission (“CVM”) and the Federal Accounting Council (“CFC”).

When preparing the financial statements, the Company uses the following disclosure criteria: (i) regulatory requirements; (ii) the relevance and specificity of the information on the Company’s operations provided to users; (iii) the information needs of the users of the financial statements; and (iv) information from other entities in the same sector, mainly in the international market. Accordingly, Management confirms that all the material information presented in these financial statements is being demonstrated and corresponds to the information used by Management in the course of its duties.

2.2.   Basis of preparation

These financial statements were prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value and investments measured using the equity method.

The Company’s individual and consolidated financial statements for the years ended December 31, 2017 and 2016 have been prepared assuming that it will continue as going concern, realizing assets and settling liabilities in the normal course of business.

Except for the subsidiary Gol Dominicana, the functional currency of which is the U.S. dollar, the functional currency of the Company and its subsidiaries is the Brazilian real. The presentation currency of these consolidated financial statements is the Brazilian real.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Basis of consolidation

The consolidated financial statements comprise Gol Linhas Aéreas Inteligentes S.A., its subsidiaries, jointly controlled and associates, as follows:

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					2017	2016
Extensions (*):
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol Finance LuxCo	06/21/2013	Luxembourg	Financial funding	Direct	100.0	100.0
Subsidiaries:
GLA	04/09/2007	Brazil	Flight transportation	Direct	100.0	100.0
Smiles Fidelidade	08/01/2011	Brazil	Loyalty program	Direct	52.7	53.8
Smiles Viagens (**)	08/10/2017	Brazil	Travel agency	Indirect	100.0	-
Gol Dominicana	02/28/2013	Dominican Republic	Non- operational	Direct	100.0	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight magazine	Indirect	60.0	60.0
Associate:
Netpoints	11/08/2013	Brazil	Loyalty program	Indirect	25.4	25.4

(*) These entities were created solely to act as an extension of the Company’s operations or which represent rights and/or obligations established solely to meet the Company’s needs. In addition, they do not have an independent management structure and are unable to make independent decisions. The assets and liabilities of these companies are consolidated line by line in the Parent Company’s financial statements.

(**) Company in pre-operational phase.

Accounting practices are consistent in all subsidiaries and with those of the previous financial year. All transactions, balances, revenues and expenses between the consolidated entities are fully excluded from the consolidated financial statements.

The summary of the main accounting policies adopted by the Company and its subsidiaries is as follows:

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

a)      Cash and cash equivalents, short-term investments and restricted cash

The Company classifies under cash equivalents investment funds and securities with immediate liquidity, which are readily convertible to a known amount of cash with insignificant risk of change in value, pursuant to the Company’s assessment. Restricted cash comprises mainly short-term investments measured at fair value through profit or loss, used as guarantees linked to financial instruments and short- and long-term financing. Short-term investments also include exclusive investment funds, which are fully consolidated.

b)      Trade receivables

Trade receivables are measured based on cost (net of estimated losses from doubtful accounts) and approximate their fair value, given their short-term nature. An allowance for doubtful accounts is recorded for amounts more than 90 days overdue related to cargo sales and sales carried out by travel agencies paid in installments, and for amounts more than 180 days overdue related to sales carried out by partner airlines. Additionally, the Company carries out a case-by-case analysis to assess risks of default in specific cases.

c)       Inventories

They consist mainly of spare parts maintenance and replacement materials. The Company uses the average cost method, which includes expenses incurred in the acquisition and transportation to the item’s current location. Provisions for inventory obsolescence are recorded for items that are not expected to be realized.

d)      Financial assets and liabilities

The Company measures its financial assets and liabilities based on the categories below. The subsequent measurement of a specific item depends on the classification of the instrument, which is determined at initial recognition and annually reviewed in accordance with the Company’s intentions. Instruments comprise short-term investments, investment in debt instruments, trade receivables and other receivables, short and long-term debt, other payables and debt and derivative contracts.

Loans and receivables: with fixed or determinable payments not quoted in an active market, they are measured at amortized cost based on the effective interest rate method. Monetary restatement, interest and exchange variation, less impairment losses (where applicable), are recognized as financial income or expenses in profit or loss, when incurred. The Company’s main instruments in this category are trade receivables, deposits and other receivables, short and long-term debt (including finance leases) and suppliers.

Measured at fair value through profit or loss or held for trading: interest rates, exchange variation and variations arising from the fair value measurement are recognized in profit or loss as financial income or expenses. The Company has investments classified as cash equivalents, short-term investments and restricted cash in this category. The Company does not have financial instruments held for trading.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Derivatives: changes in interest rates, exchange rates and fuel prices expose the Company and its subsidiaries to risks that may affect their financial performance. In order to mitigate said risks, the Company contracts derivative financial instruments that may or may not be designated for hedge accounting. If they are designated for hedge accounting, they are classified as cash flow hedge or fair value hedge.

•         Not designated for hedge accounting: the Company can contract derivative financial instruments not designated for hedge accounting when the Risk Management goals do not require this classification. Changes in the fair value of operations not designated for hedge accounting are booked directly in the financial result.

•         Designated as cash flow hedge: hedge future revenues or expenses against interest rate variations. The effectiveness of said variations is estimated based on statistical methods of correlation and on the ratio between hedging gains and losses and the variation of hedged costs and expenses. The instruments are effective when the change in the value of the derivatives offsets between 80% and 125% of the impact of the variation of the hedged risk. Effective fair value variations are booked in equity under “Other comprehensive income” until the hedged revenue or expense is recognized in the same line of the statement of income in which said item is recognized, while ineffective variations are booked in profit or loss under financial result, based on the change in the fair value of the instrument. Deferred taxes on hedge transactions are recorded in “Other comprehensive income”, net of taxes, only when the tax credits are expected to be realized.

Derecognition and write-off: the Company only writes off a financial item when the contractual rights and obligations of the cash flows arising from this item expire, or when it transfers substantially all its risks and benefits to a third party. If the Company does not transfer or retain substantially all the risks and benefits together with the ownership of the financial item, but continues to control or maintain an obligation regarding said object, it should recognize the interest held and the respective liability based on the amount payable. If it retains substantially all the risks and benefits of ownership of the transferred financial asset, the asset will continue being recognized by the Company.

Hedge accounting is likely to be discontinued prospectively when (i) the Company and its subsidiaries cancel the hedge relationship; (ii) the derivative instrument matures or is sold, terminated or executed; (iii) the hedged object is unlikely to be realized; or (iv) it no longer qualifies as hedge accounting. If the operation is discontinued, any gains or losses previously recognized under “Other comprehensive income” and accrued in equity until that date are recognized in profit or loss when the transaction is also recorded in profit or loss. When the transaction is unlikely to occur, gains or losses accrued and deferred in equity are immediately booked in profit or loss.

e)      Deposits

Deposits for aircraft and engine maintenance: refer to payments in U.S. dollars to lessors for the future maintenance of aircraft and engines. These assets are substantially realized when the deposits are used to pay workshops for maintenance services or through the receipt of funds, in accordance with the negotiations carried out with the lessors. The exchange variation of payments, net of the use for maintenance, is recognized as revenue or expense in the financial result.  Management carries out periodical analyses of the recovery of said deposits based on the eligibility of application of said amounts to future maintenance events and believes that the amounts recorded in the statement of financial position are realizable.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Some agreements establish that the amounts deposited for said operation are not refundable if maintenance is not carried out and said deposits are not used. These amounts are withheld by the lessor and represent payments made for the use of the parts until the date of return. Amounts classified in this category are directly recognized in profit or loss, based on the payments made, under “Maintenance, material and repairs”.

Additionally, the Company maintains agreements with some lessors to replace deposits with letters of credit, which can be executed by the lessors if aircraft and engine maintenance does not occur in accordance with the inspection schedule. Several aircraft lease agreements do not require maintenance deposits and have the letters of credit to ensure that maintenance occurs in the scheduled periods. Until December 31, 2017, no letter of credit had been executed against the Company.

Deposits and collateral for lease agreements: deposits and guarantees are denominated in U.S. dollars and monthly adjusted for the exchange variation, without interest income, and refundable to the Company at the end of the lease agreements.

f)       Operating leases and sale-leaseback transactions

The portions arising from lease agreements classified as operating leases are recorded as an expense in profit or loss on a straight-line basis during the term of the agreement and presented under “Operating leases”. The future payments of these agreements do not represent an obligation recorded in the statement of financial position; however, the commitments assumed are presented in Note 27.

Gains or losses arising from the Company’s sale-leaseback transactions classified after the sale of rights as operating lease are recognized as follows:

•         Immediately in profit or loss when the transaction was measured at fair value;

•         If the transaction price was established below or above the fair value, gains or losses are immediately recognized in profit or loss, unless the result is offset by future lease payments below market value (gains or losses are deferred and amortized in proportion to the lease payments during the year the asset is expected to be used);

The balance of deferred losses is recognized as a prepaid expense, while the balance of deferred gains is recognized as other obligations. The segregation between short and long term is recognized in accordance with the contractual term of the lease that originated such transaction.

g)      Property, plant and equipment

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Property, plant and equipment items, including rotables, are recorded at the acquisition or construction cost and include interest and other financial charges. Each component of the property, plant and equipment item that has a significant cost in relation to the total amount of the asset is depreciated separately. The estimated economic useful life of property, plant and equipment items, for depreciation purposes, is shown in Note 14.

The estimated market value at the end of the useful life of the item is used as an assumption to calculate the residual value of the Company’s property, plant and equipment items. Except for aircraft classified as finance leases, other items do not have a residual value. The assets’ residual value and useful lives are annually reviewed by the Company. Any variations arising from changes in the expected realization of these items result in prospective changes, in which the residual value is depreciated based on the remaining period of the new expected useful life.

Property, plant and equipment is tested for impairment when facts or changes in the circumstances show that the carrying amount is higher than the estimated recoverable value.

A property, plant and equipment item is written off after sale or when there are no future economic benefits resulting from the asset’s continuous use. Any gain or loss from the sale or write-off of an item is determined by the difference between the amount received for the sale and the carrying amount of the asset and is recognized in profit or loss.

Additionally, the Company adopts the following treatment for the groups below:

Advances for aircraft acquisition: refer to prepayments in U.S. dollars to Boeing for the acquisition of 737-800 Next Generation and 737-MAX aircraft. The advances are converted at the historical rate.

Lease agreements: in cases of finance leases agreement, in which the risks and benefits of the leased asset are transferred to the Company, the asset is recognized in the statement of financial position. At the beginning of the lease term, the Company recognizes finance leases as assets and liabilities at amounts equivalent to the fair value of the leased asset or, if lower, at the present value of the lease’s minimum payments. The initially recognized liability is held as financing.

Leased assets are depreciated throughout their useful lives. However, when there is no reasonable certainty that the Company will obtain ownership at the end of the lease, the asset is depreciated throughout its estimated useful life or during the lease term, whichever is lower.

Other aircraft and engine leases are classified as operating lease and payments are recognized as an expense on a straight-line basis during the term of the agreement.

Aircraft reconfiguration expenses: the Company makes additions to provisions for aircraft reconfiguration, estimating the costs inherent in returns, considering the contractual conditions of the leased aircraft, pursuant to Note 14. After initial recognition, the asset is depreciated on a straight-line basis for the term of the agreement.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Capitalization of major engine, aircraft and APU (Auxiliary Power Unit) maintenance expenses: major maintenance expenses (including labor and replacement parts) are only capitalized when the estimated useful life of the engine or aircraft is extended. These costs are capitalized and depreciated until the next major maintenance stoppage. Any incurred expenses that do not extend the useful life of engines, aircraft or APUs, or those related to other aircraft components, are directly recognized in profit or loss.

h)      Intangible assets

These are non-monetary assets without physical property, which are tested for impairment on an annual basis or when there is strong evidence of changes in the circumstances that indicate that the carrying amount may not be recovered.

Goodwill based on expected future profitability: goodwill is annually tested for impairment by comparing the carrying amount with the recoverable fair value of the cash-generating units (GLA and Smiles). Management makes judgments and assumptions to assess the impact of macroeconomic and operational changes in order to estimate future cash flows and measure the recoverable value of assets.

Airport operation rights: acquired in the acquisition of GLA and Webjet and recognized at fair value on the acquisition date, they are not amortized. The estimated useful life of these rights was considered indefinite due to several factors and considerations, including permission authorizations and requirements to operate in Brazil and the limited availability of use rights in major airports in terms of air traffic volume. These rights, together with GLA’s cash-generating unit (route network), are tested for impairment on an annual basis or when there are changes in the circumstances that indicate that the carrying amount may not be recovered. No impairment losses have been recorded until now.

Software: software acquisition or development costs that can be separated from a hardware item are separately capitalized and amortized on a straight-line basis during the contract term.

i)       Income and social contribution taxes

Income and social contribution tax expenses consist of the sum of current and deferred taxes.

Current taxes: the provision for income and social contribution taxes is based on taxable income for the year. The calculation is in compliance with the current tax legislation.

Deferred taxes: are recognized on temporary differences, income tax losses and negative basis of social contribution at the end of each reporting period between the asset and liability balances reported in the financial statements and the corresponding tax bases used to calculate taxable income.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The book value of deferred tax assets is reviewed at each reporting date and written off when it is likely that taxable income will no longer be available to allow deferred tax assets to be realized in full or in part.

Deferred taxes of items directly recorded in equity are recorded in equity, rather than in the statement of income. Deferred tax items are recognized in accordance with the transaction that originated the deferred tax, in comprehensive income or directly in equity, and evaluated together with other temporary differences regarding their likelihood of realization.

Tax credits arising from tax losses and negative basis of social contribution are recorded based on the expected generation of future taxable income of the parent company and its subsidiaries, pursuant to legal limitations.

The projections of future taxable income on tax losses and negative basis of social contribution are prepared based on the business plans, annually reviewed and approved by the Company’s Board of Directors.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

j)       Provisions

Provisions are recognized when the Company has a legal or constructive obligation arising from a past event, and it is likely that it will disburse funds to settle it.

Provision for aircraft return: aircraft under operating lease have a contractual obligation to return the equipment based on pre-defined operating capacity. In these cases, the Company records provisions for return costs, since these are present obligations arising from past events that will generate future disbursements, which are measured with reasonable certainty. These expenses refer mainly to aircraft reconfiguration (interior and exterior), the obtaining of licenses and technical certifications, painting, etc., pursuant to contractual return clauses. The estimated cost is initially recorded at present value. The corresponding entry for the provision for aircraft return is recorded under “Aircraft reconfigurations/overhauling” in property, plant and equipment (see Note 14). After initial recognition, liabilities are restated using the discount rate estimated by the Company by crediting the financial result. Changes in the estimate of expenses to be incurred are recorded prospectively.

Provision for engine return: are estimated based on the minimum contractual conditions in which the equipment must be returned to the lessor, observing the historical costs incurred and the equipment conditions at the moment of the evaluation. Said provisions are recorded in profit or loss as of the time the contractual requirements are met and the next maintenance is scheduled for a date after the engines are expected to be returned. The Company estimates the provision for engine return in accordance with the costs to be incurred whenever the amount can be reliably estimated. The amount of a provision will be the present value of the expenses expected to be required to settle the obligation. The term will be based on the expected date of return of the leased aircraft, i.e. the duration of the lease agreement.

Provision for legal proceedings: Provisions are recognized and reassessed for all lawsuits that represent probable losses in accordance with the individual assessment of each proceeding taking into account the estimated financial outlay. If the Company expects the provision to be reversed in full or in part, the reversal is recognized as a separate asset. Expenses related to any provision are recorded in profit or loss for the year, net of any reversals.

k)      Revenue recognition

Passenger revenue is recognized when air transportation services are effectively provided. Tickets sold but not yet used are recorded under “Advance ticket sales” and represent deferred revenue of tickets sold to be used on a future date, net of tickets that will expire in accordance with the Company’s expectation (breakage). Breakage is the statistical calculation, based on historical figures, of issued tickets that expired without being used, i.e. passengers who acquired tickets and are not likely to use them. The Company periodically updates breakage balances in order to reflect the behavior of the expired tickets.

From a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Cargo revenue is recognized when transportation is provided. Other revenues include charter services, sales on board, ticket exchange fees and other additional services and are recognized when the service is performed.

l)       Deferred revenue and mileage revenue

The purpose of the Smiles Program is to increase customer loyalty by granting mileage credit to its members. The obligation generated by the issue of miles is measured based on the price at which miles are sold to airline and non-airline partners of Smiles, classified as the fair value of the transaction. Revenue is recognized in profit or loss for the year when miles are redeemed by the members of the Smiles Program in exchange for rewards with its partners.

m)     Share-based payments

Stock options: the fair value of stock options granted to the executives is estimated on the grant date using the Black-Scholes pricing model and the expense is recognized in profit or loss during the vesting period, based on estimates of which shares granted will eventually be acquired with a corresponding increase in equity.

Restricted shares: restricted shares are transferred to the beneficiaries three years after the grant date, provided that the beneficiary maintains its employment relationship up to the end of this period. The transfer occurs through shares held in treasury, whose value per share is determined by the market price on the date they are transferred to the beneficiary. Gains from changes in the fair value of the share between the grant date and the transfer date of the restricted shares are recorded in equity, under “Goodwill on transfer of shares”.

The impact of the revision of the number of stock options or restricted shares that will not be acquired in relation to the original estimates, if any, is recognized in profit or loss so that the accrued expense reflects the revised estimates with the corresponding adjustment in equity.

n)      Segments

The Company has two operating segments:

Air transportation segment: its operations originate from its subsidiary GLA for the provision of air transportation services and the main assets that generate revenue are the company’s aircraft. Other revenues are mainly originated from cargo operations, excess baggage and cancellation fees, all of which are directly related to air transportation services.

Loyalty program segment: the operations of this segment are represented by the sale of mileage to airline and non-airline partners. This includes the management of the program, the sale of reward redemption rights and the creation and management of an individual and corporate database. The main cash-generating asset is the program’s member portfolio.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

o)      Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate in effect on the transaction date.  Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate on the reporting date and any difference arising from currency translation is recorded under “Exchange rate variation, net” in the statement of income.

p)      Statement of value added (“DVA”)

Its goal is to demonstrate the wealth created by the Company and its distribution in a given year; it is presented by the Company as required by Brazilian Corporation Law as part of its individual financial statements and as supplementary information to the consolidated financial statements, since it is not provided for or required by IFRS. The statements of value added were prepared based on information obtained in the accounting records, pursuant to CPC 09 – “Statement of value added”.

q)      Main accounting estimates and assumptions adopted

The preparation of these financial statements often requires Management to make assumptions, judgments and estimates that may affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates since they are based on past experience and several factors deemed appropriate given the circumstances. The revisions of accounting estimates are recognized on the same year in which the assumptions are prospectively revised.

The estimates and assumptions that represent a significant risk of material adjustments to the book value of assets and liabilities are presented below:

Impairment of financial assets: the Company tests all its financial assets for impairment on each reporting date or when there is evidence that the carrying amounts may not be recovered. Any difficulty and/or restriction in the use of financial assets belonging to the Company is an evidence that the impairment test should be performed.

Impairment of non-financial assets: at the end of each year, the Company tests all non-financial assets, especially property, plant and equipment and intangible assets, for impairment. The recoverable amounts are calculated by their value in use based on a five-year period, using discounted cash flow assumptions. Any amount below the asset’s carrying amount should be recognized as an impairment loss in profit or loss for the year when it occurred. For further information, see Note 14.

Income tax: the Company believes that the tax positions assumed are reasonable, but recognizes that authorities may question such positions, which may result in additional tax and interest liabilities. The Company recognizes provisions based on considerable judgment by Management. These provisions are reviewed and adjusted to reflect changes in circumstances, such as the expiration of the applicable statute of limitation, tax authorities’ conclusions, additional exposure based on the identification of new legal issues or decisions impacting certain tax issues. Actual results may differ from the estimates.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Breakage: as part of the revenue recognition process, issued tickets that will not be used and mileage that will not be redeemed are estimated and recognized as revenue during the term of maturity of the client’s right to use them. These estimates, referred to as breakage, are annually reviewed and are based on historical data of expired tickets and mileage.

Allowance for doubtful accounts: an allowance for doubtful accounts is recognized in an amount considered sufficient to cover eventual losses in the realization of trade receivables. The Company assesses its receivables portfolio on a regular basis and, based on historical data and risk analyses on a customer by customer basis, recognizes a provision for securities with low expectation of being realized.

Provision for legal proceedings: the provision is recognized based on the assessment of available evidence, including the opinion of the Company’s internal and external legal counsel, the nature of the proceedings and past experience. In addition, provisions are reviewed on a regular basis and Management believes that the amounts recognized are compatible with the likelihood of loss of each proceeding. Nevertheless, material changes in court rulings may significantly impact the Company’s financial statements.

Provision for aircraft return: the Company records a provision for aircraft return considering the costs to be incurred when the aircraft is returned and contractual conditions by debiting property, plant and equipment.

Provision for engine return: is calculated based on the estimate corresponding to the contractual obligation for the return of each engine and recorded in profit or loss in the interval between the last maintenance and the date of return of the components.

Fair value of financial instruments: when the fair value of financial assets and liabilities presented in the statement of financial position cannot be quoted in active markets, it is determined using valuation techniques, including the discounted cash flow method. The data used in these methods are based on those practiced by the market, when possible; however, when this is not possible, a certain level of judgment is required to determine the fair value. The judgment includes considerations about the data used, such as liquidity risk, credit risk and volatility. Changes in the assumptions about these factors could affect the fair value of the financial instruments.

2.3.   New standards, amendments and interpretations

a)       Issued by the IASB, not effective until the date of these financial statements and that have not been early adopted by the Company:

IFRS 9 (CPC 48) – Financial instruments

In July 2014, the International Accounting Standards Board (IASB) issued the final version of “IFRS 9 – Financial Instruments”, which reflects all the phases of the financial instrument project and replaces “IAS 39 – Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 will be effective for annual periods beginning on or after January 1, 2018, with early adoption being permitted. The Company intends to adopt this standard on the effective date. This standard must be applied retrospectively; however, it is not mandatory to fully present comparative information. The adoption of IFRS 9 will not affect the classification and measurement of the Company’s financial assets. One of the main impacts regarding the measurement of the allowance for doubtful accounts, which will now be calculated based on estimated losses instead of incurred losses. The Company expects a reduction of approximately 30% in estimated losses. In relation to the impacts on derivatives, the Company believes that the main changes arising from compliance with IFRS 9 will be related to the documentation of hedging strategy policies.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

IFRS 15 (CPC 47) – Revenue from contracts with customers

In 2014, the IASB issued standard IFRS15 - Revenue from Contracts with Customers, which will be in effect for fiscal years beginning on or after January 1, 2018. IFRS15 (CPC47) presents revenue recognition principles based on a new five-step constant model to be applied to all contracts with customers, in accordance with the entity’s performance requirements. The Company expects to adopt the new standard on the date it becomes effective, as of January 1, 2018, using the full retrospective method. In 2017, the Company carried out a preliminary assessment of IFRS 15, which is subject to changes due to more detailed analyses that are still in progress. Among the main challenges for the adoption of IFRS 15, the Company believes that the recognition of the following revenues may change compared with the current format:

a) Passenger revenue arising from codeshare agreements: corresponds to agreements where two or more airlines get into an agreement to provide air transportation services. In situations when the Company will work as the principal, revenue will be recognized based on the gross value of the transaction (price of the ticket to the final customer), and in situations when the Company will work as the agent, revenue will be recognized based on the net value of the transaction (sale price less the amount payable to the partner company). The Company did not identify any impact of the change to this standard on revenue arising from codeshare agreements.

b) Ancillary revenue: comprises all revenue related to air transportation services, such as excess baggage, cancelation fees and refunds, as cancellations, no-show, among others. These revenues were assessed and will be classified as “related to the main service”, and will be recognized only when the air transportation service is incurred. In this regard, the Company concluded its assessment and estimated impacts of approximately R$14 million as a result of changes to the timing of recognition of revenues and approximately R$500 million from the reclassification of revenues from “Other income” to “Passenger”.

c) Breakage revenue: comprises the expectation of mileage and tickets that are not likely to be used by the customer. To recognize these revenues, the Company uses analysis tools and statistical data that allow the estimate to be calculated with a reasonable level of certainty. Given the standard’s specific requirements regarding this, the Company concluded that its methodologies are in compliance with IFRS 15.

d) Mileage program: (i) Presentation as principal or agent: the Company is evaluating the impacts on the classification of the principal or agent classification for the transactions carried out by Smiles, and the main impact refers to the presentation of gross revenue with redemption of premiums net of their respective costs.

(ii) Mileage appreciation: there are no impacts resulting from the mileage appreciation, since they are priced based on the sales value, considering that the Smiles Mileage Program operates independently. As a consequence, there is no change in the valuation of the tickets that are originated by means of redemption of the mileage program.

IFRS 16 – Leases

In January 2016, the IASB issued the final version of “IFRS 16 – Leases”, which establishes the principles for recognition, measurement and disclosure of lease operations. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019. Although the adoption is permitted by the IASB on January 1, 2018, local regulatory requirements issued by the CVM do not allow the adoption before the effective date of this standard. IFRS 16 requires that, for the majority of leases, the lessor will record an asset related to the right of use of the leased item, and a liability related to the lease. It is expected that the adoption of this standard will have a material impact on the Company’s financial position, with the potential increase in assets representing the right of use of the leased item and a corresponding liability, since 89 out of 120 of the Company’s aircraft are currently accounted for as operating leases.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

IFRIC 22 – Foreign currency transactions and advance consideration

In December 2016, the IASB issued IFRIC 22, which deals with the exchange rate to be used in transactions that involve consideration paid or received in advance denominated in foreign currency. The interpretation clarifies that the date of transaction is the date on which the company recognizes the non-monetary asset or liability. IFRIC 22 will be effective for annual periods beginning on or after January 1, 2018. The Company does not expect this interpretation to have significant impacts, as transactions with these characteristics already comply with this standard.

IFRIC 23 – Uncertainty over income tax treatments

In June 2017, the IASB issued IFRIC 23, which clarifies the application of requirements in IAS 12 “Income Taxes” when there is uncertainty over the acceptance of income tax treatments by the tax authority. The interpretation clarifies that, if it is not probable that the tax authority will accept the income tax treatments, the amounts of tax assets and liabilities shall be adjusted to reflect the best resolution of the uncertainty. IFRIC 23 will be effective for annual periods beginning on or after January 1, 2019, and the Company does not expect significant impacts from the adoption of this standard.

b) Annual improvements – Applicable to annual periods beginning on or after January 1, 2017:

IFRS 12 – Disclosure of interests in other entities

The amendments clarify that the disclosure requirements in IFRS 12 apply to an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale, for distribution or as part of discontinued operations.

IAS 12 – Income taxes

Clarifications on the recognition requirements of deferred tax assets for unrealized losses on debt instruments and the method to assess the existence of probable future taxable income against which the deductible temporary differences can be utilized.

IAS 7 – Statement of cash flows

Cash flows: This standard requires entities to disclose the changes in their liabilities arising from financing activities, including changes deriving from cash flows and non-cash changes (such as exchange variations). The Company disclosed additional information for the year and for comparison purposes in Note 29.

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the result or equity disclosed by the Company.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

3.   Cash and cash equivalents

	Parent Company		Consolidated
	2017	2016	2017	2016
Cash and bank deposits	103,268	17,978	427,608	246,528
Cash equivalents	459	39,400	599,254	315,679
Total	103,727	57,378	1,026,862	562,207

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	2017	2016	2017	2016
Private bonds	14	31,267	164,959	45,882
Government bonds	-	-	14,039	-
Investment funds	445	8,133	420,256	269,797
Total	459	39,400	599,254	315,679

As of December 31, 2017, the private securities were comprised by buy-back transactions and private bonds (Bank Deposit Certificates - “CDBs”), remunerated at a weighted average rate equivalent to 77.6% (52.2% as of December 31, 2016) of the Interbank Deposit Certificate rate (“CDI”).

Government bonds were primarily represented by LFT, accruing interest at a weighted average rate of 116.3% of the CDI rate.

The investment funds classified as cash equivalents have high liquidity and, according to the Company’s assessment, are readily convertible to a known amount of cash with insignificant risk of change in value. As of December 31, 2017, investment funds were remunerated at a weighted average rate equivalent to 99.8% (91.3% as of December 31, 2016) of the CDI rate.

4.   Short-term investments

	Parent Company		Consolidated
	2017	2016	2017	2016
Private bonds	730,900	-	731,061	77,080
Government bonds	-	-	32,701	41,104
Investment funds	-	49	191,827	313,049
Total	730,900	49	955,589	431,233

As of December 31, 2017, private bonds were represented by time deposits and debentures, with first-rate financial institutions, remunerated at a weighted average rate equivalent to 98% (38% as of December 31, 2016, mainly represented by time deposits and short-term investments with first-tier financial institutions).

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Government bonds were primarily represented by LFT and LTN, accruing interest at a weighted average rate of 107.7% (102.3% as of December 31, 2016) of the CDI rate.

Investment funds include private funds and bonds accruing interest at a weighted average rate of 98.9% (101.0% as of December 31, 2016) of the CDI rate, and are exposed to the risk of significant changes in value.

5.   Restricted cash

	Parent Company		Consolidated
	2017	2016	2017	2016
Deposits in guarantee of letter of credit	2,211	2,114	60,423	15,721
Escrow deposits (a)	32,120	29,360	71,110	67,345
Escrow deposits - Leases (b)	-	-	116,131	78,015
Other deposits (c)	4,101	1,182	20,383	7,688
Total	38,432	32,656	268,047	168,769

(a)     The amount of R$32,120 (parent company and consolidated) refers to a contractual guarantee for Supreme Court of Justice - STJ related to PIS and COFINS on interest on shareholders’ equity paid to GLAI as described in Note 21. The other amounts relate to guarantees of GLA letters of credit.

(b)    Related to deposits made to obtain letters of credit for aircraft operating leases from GLA.

(c)     Refers to short-term investments mainly in bank guarantees.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

6.   Trade receivables

	Consolidated
	2017	2016
Local currency
Credit card administrators	454,975	345,798
Travel agencies	307,149	228,089
Cargo agencies	39,225	41,926
Airline partner companies	3,780	4,153
Other	43,871	66,774
Total local currency	849,000	686,740

Foreign currency
Credit card administrators	67,479	49,104
Travel agencies	9,829	16,323
Cargo agencies	823	2,215
Airline partner companies	47,662	31,200
Other	366	8,837
Total foreign currency	126,159	107,679

Total	975,159	794,419

Allowance for doubtful accounts	(38,681)	(34,182)

Total trade receivables	936,478	760,237

The aging list of trade receivables, net of allowance for doubtful accounts, is as follows:

	Consolidated
	2017	2016
Not yet due
Until 30 days	594,968	348,168
31 to 60 days	133,438	151,186
61 to 90 days	44,642	66,925
91 to 180 days	71,116	86,652
181 to 360 days	26,541	11,147
Above 360 days	241	239
Total not yet due	870,946	664,317

Overdue
Until 30 days	21,686	19,117
31 to 60 days	8,338	5,623
61 to 90 days	3,559	10,915
91 to 180 days	15,620	22,648
181 to 360 days	8,059	20,609
Above 360 days	8,270	17,008
Total overdue	65,532	95,920

Total	936,478	760,237

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The changes in allowance for doubtful accounts are as follows:

	Consolidated
	2017	2016
Balance at the beginning of the year	(34,182)	(50,389)
Additions	(24,913)	(9,806)
Unrecoverable amounts	17,649	16,250
Recoveries	2,765	9,763
Balance at the end of the year	(38,681)	(34,182)

7.   Inventories

	Consolidated
	2017	2016
Consumables	28,006	27,281
Parts and maintenance materials	162,409	160,884
Other	585	6,867
Provision for obsolescence	(12,509)	(12,444)
Total	178,491	182,588

The changes in provision for obsolescence are as follows:

	Consolidated
	2017	2016
Balances at the beginning of the year	(12,444)	(12,444)
Addition	(3,059)	-
Write-off	2,994	-
Balances at the end of the year	(12,509)	(12,444)

8.   Deferred and recoverable taxes

8.1. Recoverable taxes

	Parent Company		Consolidated
	2017	2016	2017	2016
Prepaid and recoverable income taxes	22,416	24,377	66,786	51,215
Withholding income tax (IRRF)	2,750	2,198	7,308	9,601
PIS and COFINS	-	-	408	16,908
Withholding tax of public institutions	-	-	6,127	8,130
Value added tax – IVA	-	-	5,431	12,044
Other	443	-	4,195	1,449
Total	25,609	26,575	90,255	99,347

Current assets	19,446	9,289	83,210	27,287
Noncurrent assets	6,163	17,286	7,045	72,060

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

8.2. Deferred tax assets (liabilities) – Noncurrent

	GLAI		GLA		Smiles		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016
Income tax losses	17,515	9,149	-	-	111,801	-	129,316	9,149
Negative basis of social contribution	6,306	3,294	-	-	40,249	-	46,555	3,294
Temporary differences
Mileage program	-	-	-	9	-	-	-	9
Allowance for doubtful accounts and other credits	2,944	-	60,586	13,697	55	126	63,585	13,823
Provision for losses on GLA’s acquisition	-	-	143,350	143,350	-	-	143,350	143,350
Provision for legal proceedings and tax liabilities	938	966	77,914	16,352	4,411	169	83,263	17,487
Aircraft return	-	-	68,438	32,515	-	-	68,438	32,515
Derivative transactions	-	-	9,603	1,635	-	-	9,603	1,635
Tax benefit due to goodwill incorporation (a)	-	-	-	-	14,588	29,177	14,588	29,177
Flight rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Depreciation of engines and parts for aircraft maintenance	-	-	(167,913)	(148,581)	-	-	(167,913)	(148,581)
Reversal of goodwill amortization on GLA’s acquisition	-	-	(127,659)	(127,659)	-	-	(127,659)	(127,659)
Aircraft leases	-	-	34,660	30,589	-	-	34,660	30,589
Other (b)	-	-	66,242	53,299	40,889	33,193	143,949	117,577
Total deferred taxes - Noncurrent	27,703	13,409	(188,005)	(338,020)	211,993	62,665	88,509	(230,861)

(a)   Related to the tax benefit from the reverse merger of G.A. Smiles Participações S.A. by Smiles S.A. Under the terms of the current tax legislation, goodwill arising from the transaction will be a deductible expense when calculating income and social contribution taxes.

(b)   The R$36,818 portion of taxes on unrealized profits from transactions between GLA and Smiles is recognized directly in Consolidated (R$31,085 as of December 31, 2016).

The Company, GLA and Smiles have net operating loss carryforwards, comprised of accumulated income tax losses and negative basis of social contribution. The net operating loss carryforwards do not expire; however, their use is limited to 30% of the annual taxable income. Net operating loss carryforwards are as follows:

	GLAI		GLA		Smiles
	2017	2016	2017	2016	2017	2016
Accumulated income tax losses	172,547	190,125	4,134,099	3,971,845	758,289	867,403
Negative basis of social contribution	172,547	190,125	4,134,099	3,971,845	758,289	867,403

The Company’s Management considers that the deferred assets and liabilities recognized as of December 31, 2017 arising from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The analysis of the realization of deferred tax assets was prepared on a company basis, as follows:

GLAI: the Company has tax credits of R$62,548, of which R$58,666 is related to net operating loss

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

carryforwards and R$3,882 is related to temporary differences, with realization supported by the Company’s long-term plan. The Company reassessed its projections and did not recognize deferred tax assets for an amount of R$34,845 related to net operating loss carryforwards.

GLA: GLA has tax credits on net operating loss carryforwards of R$1,405,594. In view of recent events on the political scenario in Brazil, instability of the economic environment, fluctuations in the U.S. dollar exchange rate and other variables that can affect the projections of future results, as well as the history of losses in recent years, GLA did not recognize a deferred tax asset in relation to its total net operating loss carryforwards. On March 10 and September 19, 2017, the Company adhered to the Brazilian Tax Regularization Program (PRT) and the Special Tax Regularization Program (PERT), respectively, which allowed the partial settlement of tax contingencies with tax loss carryforwards, see Note 18. As a result, the Company used tax loss carryforwards for an amount of R$225,005, which was recorded in profit or loss for the period. Additionally, the Company analyzed the realization of temporary differences assets and limited its registration based on the expectation of realization of the temporary differences liabilities and failed to recognize the net amount of R$163,416 of deferred income tax and social contribution on temporary differences.

Smiles Fidelidade: As of July 1, 2017, Smiles Fidelidade S.A. incorporated Smiles S.A. and, based on the projections of future taxable income, recognized a deferred tax asset on income and social contribution tax on tax loss carryforward in the amount of R$193,020. The amount recorded corresponds exclusively to amounts expected to be realized, through internal evaluations carried out by the Company's Management.

The reconciliation of effective income taxes and social contribution rates for the years ended December 31, 2017 and 2016 is as follows:

	Parent Company		Consolidated
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Income before income taxes	2,205	844,162	70,996	1,361,422
Income tax and social contribution tax rate	34%	34%	34%	34%
Income at the statutory combined tax rate	(750)	(287,015)	(24,139)	(462,883)

Adjustments to calculate the effective tax rate:
Equity results	124,419	(6,445)	185	(435)
Tax income (losses) from wholly-owned subsidiaries	(94,462)	56,239	(106,533)	56,239
Income tax on permanent differences and others	(16,611)	-	(14,012)	3,803
Nontaxable revenues, net	(255)	(442)	(51,572)	(41,913)
Exchange variation on foreign investments	(7,283)	246,721	(20,225)	242,190
Interest on shareholders’ equity	(5,374)	(4,134)	4,817	3,543
Benefit on tax losses and temporary differences constituted (not constituted)	14,610	533	291,002	(59,602)
Use of tax credits in non-recurring installment payments (*)	2,685	-	227,690	-
Total income tax	16,979	5,457	307,213	(259,058)

Income taxes
Current	-	-	(239,846)	(257,944)
Deferred	16,979	5,457	547,059	(1,114)
Total income taxes	16,979	5,457	307,213	(259,058)

(*) This amount was used to reduce by 76% the tax debt, after GLA adhered to the PRT, see Note 18.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

9. Deposits

	Parent Company		Consolidated
	2017	2016	2017	2016
Judicial deposits (a)	50,953	38,760	508,515	432,182
Maintenance deposits (b)	-	-	484,565	584,149
Deposits in guarantee for lease agreements (c)	13,783	-	170,679	172,661
Total	64,736	38,760	1,163,759	1,188,992

(a)   Judicial deposits

Judicial deposits and escrow accounts represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the amount in escrow accounts is related to civil and labor claims arising from the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of December 31, 2017, the blocked amounts regarding Varig S.A.’s succession lawsuits and third-party lawsuits were R$108,860 and R$74,300, respectively (R$101,352 and R$77,695 as of December 31, 2016, respectively).

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

         (b)   Maintenance deposits

The Company made deposits in U.S. dollars for maintenance of aircraft and engines that will be used in future events as set forth in some lease contracts.

The maintenance deposits do not exempt the Company, as lessee, neither from the contractual obligations relating to maintenance nor from risk associated with operating activities. The Company holds the right to select any of the maintenance service providers or to perform such services internally.

The Company has two categories of maintenance deposits:

                  i.      Maintenance guarantee: related to individual deposits refundable at the end of the agreement, which may also be used in maintenance events, depending on negotiations with lessors. The balance as of December 31, 2017 was R$218,361 (R$336,318 as of December 31, 2016).

                 ii.      Maintenance reserve: related to amounts paid monthly based on the utilization of aircraft components, which may be used in maintenance events, according to the lease agreement. As of December 31, 2017, the balance of this reserve was R$266,204 (R$247,831 as of December 31, 2016).

(c)    Deposits in guarantee for lease agreements

As required by its lease agreements, the Company holds guarantee deposits in U.S. dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date.

10.    Transactions with related parties

10.1.  Loan agreements - noncurrent assets and liabilities

Parent Company

       The Company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

	Assets		Liabilities
	2017	2016	2017	2016
GLAI - GLA	36,876	37,855	112,869	-
GAC - GLA	-	281,630	21,813	21,490
Gol Finance LuxCo - GLA	1,533,715	1,553,865	328	328
Total	1,570,591	1,873,350	135,010	21,818

Additionally, the Parent Company has inter-company accounts among Gol Finance LuxCo, Gol Finance and GAC, as shown below:

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Assets		Liabilities
	2017	2016	2017	2016
GAC - GLAI	-	-	125,148	123,298
GAC - Gol Finance	32,238	-	961,212	1,096,749
Gol Finance LuxCo - GAC	434,418	437,559	-	-
Gol Finance LuxCo - GLAI	-	-	24,313	23,675
Gol Finance LuxCo - Gol Finance	845,852	863,596	560,472	734,848
Total	1,312,508	1,301,155	1,671,145	1,978,570

These transactions are eliminated in the Parent Company's accounts as the transactions were entered with foreign entities considered an extension of the Company’s operations.

10.2. Transportation and consulting services

All agreements related to transportation and consulting services are held by GLA. The related parties for these services are listed below, together with the object of the agreements and their main contractual conditions:

Viação Piracicabana Ltda.: provides airport shuttle services for passengers, luggage and employees. As of July 1, 2017, an Assignment Agreement was entered into between Breda Transportes e Serviços S.A. (“Assignor”) and Viação Piracicabana S.A. (“Assignee”), through which the Assignee will be responsible for the rights and obligations as of the execution of the Assignment Agreement. The agreement expires on November 6, 2018.

Expresso União: provides transportation to employees, and the agreement expires on April 2, 2018.

Pax Participações S.A.: provides consulting and advisory services, and the agreement has no expiration date.

Aller Participações: provides consulting and advisory services, and the agreement has no expiration date.

Limmat Participações S.A.: provides consulting and advisory services, and the agreement has no expiration date.

As of December 31, 2017, GLA recognized total expenses related to these services of R$8,583 (R$13,013 as of December 31, 2016). On the same date, the balance payable to the related parties was R$769 (R$800 as of December 31, 2016), and was mainly related to services provided by Breda Transportes e Serviços S.A. and Viação Piracicabana S.A.

10.3. Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, GLA entered into agreements with the related parties Empresa de Ônibus Pássaro Marrom Marron S.A., Viação Piracicabana S.A., Thurgau Participações S.A., Comporte Participações S.A., Quality Bus Comércio De Veículos, Empresa Princesa Do Norte S.A., Expresso União, Breda Transporte e Serviços S.A., Oeste Sul Empreendimentos Imobiliários S.A. Spe., Empresa Cruz De Transportes, Expresso Maringá do Vale S.A., Glarus Serviços Tecnologia e Participações S.A., Expresso Itamarati S.A., Transporte Coletivo Cidade Canção, Limmat Participações S.A., Turb Transporte Urbano S.A., Vaud Participações S.A., Aller Participações S.A., and BR Mobilidade Baixada Santista S.A. SPE, all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between the participating companies.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

10.4. Agreement to use the VIP lounge

On April 9, 2012, the Company entered into an agreement with Delta Air Lines Inc. (“Delta Air Lines”) for the mutual use of the VIP lounge, with expected payments of US$20 per passenger. On August 30, 2016, the companies signed a contractual amendment establishing a prepayment for the use of the VIP lounge in the amount of US$3 milion. As of December 31, 2017, the outstanding balance was R$6,779.

10.5.  Contract for maintenance of parts and financing engine maintenance

In 2010, GLA entered into an engine maintenance service agreement with Delta Air Lines. The maintenance agreement was renewed on December 22, 2016 and will expire on December 31, 2020.

On January 31, 2017, the subsidiary GLA entered into a Loan Agreement with Delta Air Lines in the amount of US$50 milion, maturing on December 31, 2020, with a refund obligation to be performed by the Company, GLA and Gol Finance LuxCo, pursuant to the refund agreement entered into on August 19, 2015, with personal guarantee granted by the Company to the subsidiary GAC. Under the terms of this agreement, the Company holds flexible payment maturities regarding engine maintenance services, through a credit limit available.

In the year ended December 31, 2017, expenses incurred for components maintenance services provided by Delta Air Lines amounted to R$403,195 (R$210,220 as of December 31, 2016). As of December 31, 2017, the outstanding balance with Delta Air Lines recorded under “Suppliers” totaled R$372,511 (R$201,170 as of December 31, 2016).

10.6. Term loan guarantee

On August 31, 2015, through its subsidiary Gol Finance LuxCo, the Company issued a term loan in the amount of US$300 milion through Morgan Stanley, with a term of 5 years and effective interest rate of 6.7% p.a. The Term Loan has an additional guarantee provided by Delta Air Lines.  For additional information, see Note 16.

10.7. Strategic business partnership agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for long-term business cooperation with Airfrance-KLM with the purpose of sales activities improvements and codeshare expansion and mileage programs benefits between the companies for the customers in the Brazilian and European markets. The agreement provides for the incentive investment in the Company in the amount of R$112,152, fully received by the Company. The agreement will mature within 5 years and the installments will be amortized on a monthly basis. As of December 31, 2017, the Company has deferred revenue in the amount of R$20,557 and R$3,426 recorded in "Other liabilities" in the current and noncurrent liabilities, respectively (R$22,430 and R$26,169 as of December 31, 2016, in the current and noncurrent liabilities, respectively).

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

On January 1, 2017, the Company entered into an agreement to expand its strategic partnership with Airfrance-KLM in order to include engine maintenance and repair services. As of December 31, 2017, the Company had an outstanding balance with Airfrance-KLM recorded under suppliers in the amount of R$157,264.

10.8. Remuneration of key management personnel

	Consolidated
	2017	2016
Salaries and benefits (*)	47,705	38,134
Related taxes and charges	5,232	4,690
Share-based payments	11,005	11,226
Total	63,942	54,050

(*) Includes the Board of Directors’ and Audit Committee’s compensation.

As of December 31, 2017 and 2016, the Company did not offer post-employment benefits, and there were no severance benefits or other long-term benefits for the management and other employees. Specific benefits can be provided to the Company’s key management personnel, limited to a short-term period.

11.    Share-based payments

The Company has two share-based payment plans offered to its management personnel: the Stock Option Plan and the Restricted Share Plan. Both plans stimulate and promote the alignment of the Company’s goals with management and employees, mitigate risks for the Company resulting from the loss of executives and strengthen the productivity and commitment of these executives to long-term results.

11.1. Stock options plan - GLAI

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options vest 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. For stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the B3.

Year of grant	Date of the Board Meeting	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2009 (a)	02/04/2009	1,142,473	149,000	10.52	8.53	76.91%	-	12.66%	1.0
2010 (b)	02/02/2010	2,774,640	796,872	20.65	16.81	77.95%	2.73%	8.65%	2.0
2011	12/20/2010	2,722,444	538,915	27.83	16.07 (c)	44.55%	0.47%	10.25%	2.9
2012	10/19/2012	778,912	392,895	12.81	5.32 (d)	52.25%	2.26%	9.00%	4.7
2013	05/13/2013	802,296	437,315	12.76	6.54 (e)	46.91%	2.00%	7.50%	5.3
2014	08/12/2014	653,130	392,042	11.31	7.98 (f)	52.66%	3.27%	11.00%	6.6
2015	08/11/2015	1,930,844	1,323,567	9.35	3.37 (g)	55.57%	5.06%	13.25%	7.6
2016	09/30/2016	5,742,732	4,237,873	2.62	1.24 (h)	98.20%	6.59%	14.25%	8.7
2017	08/08/2017	947,767	771,814	8.44	7.91 (i)	80.62%	1.17%	11.25%	9.6
Total		17,495,238	9,040,293	8.63					7.1

(a)   In April 2010, an additional grant of 216,673 shares referring to the 2009 plan was approved.

(b)   In April 2010, an additional grant of 101,894 shares referring to the 2010 plan was approved.

(c)   The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(d)   The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

(e)   The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

(f)    The fair value is calculated by the average value from R$8.20, R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

(g)   The fair value is calculated by the average value from R$3.61, R$3.30 and R$3.19 for the respective periods of vesting (2015, 2016 and 2017).

(h)   On July 27, 2016, an additional grant of 900,000 shares referring to the 2016 plan was approved. The fair value was calculated by the average value from R$1.29, R$1.21 and R$1.22 for the respective periods of vesting (2017, 2018 and 2019).

(i)    The fair value is calculated by the average value from R$8.12, R$7.88 and R$7.72 for the respective periods of vesting (2017, 2018 and 2019).

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The movement in the stock options outstanding for the year ended December 31, 2017 is as follows:

	Number of stock options	Weighted average exercise price

Options outstanding as of December 31, 2016	8,992,055	9.14
Options granted	947,767	8.44
Options cancelled and adjustments in estimated prescribed rights	(422,763)	22.37
Options exercised	(476,766)	5.65
Options outstanding as of December 31, 2017	9,040,293	8.63

Number of options exercisable as of:
December 31, 2016	6,214,124	13.66
December 31, 2017	7,307,151	9.59

11.2. Restricted share plan - GLAI

The Company’s restricted share plan was approved at the Extraordinary Shareholders’ Meeting of October 19, 2012, and the first grants were approved at the Board of Directors’ Meeting of November 13, 2012.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Year of grant	Date of Board Meeting	Total shares granted	Total vested shares	Average fair value at grant date
2014	08/13/2014	804,073	-	11.31
2015	04/30/2015	1,207,037	875,923	9.35
2016	09/30/2016	4,007,081	3,137,373	2.62
2017	08/08/2017	1,538,213	1,283,895	8.44
Total		7,556,404	5,297,191

The movement in the restricted shares for the year ended December 31, 2017 is as follows:

Total restricted shares
Restricted shares outstanding as of December 31, 2016	4,609,256
Restricted shares granted	1,538,213
Restricted shares cancelled and adjustments in estimated expired rights	(235,097)
Restricted shares transferred (*)	(615,181)
Restricted shares outstanding as of December 31, 2017	5,297,191

(*) The restricted shares transferred totaled R$6,566.

11.3. Stock option plan – Smiles Fidelidade

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options vest 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. For stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the B3.

Year of grant	Date of Board Meeting	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Average fair value at grant date	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2013	08/08/2013	1,058,043	54,003	21.70	4.25 (a)	36.35%	6.96%	7.40%	5.5
2014	02/04/2014	1,150,000	199,050	31.28	4.90 (b)	33.25%	10.67%	9.90%	6.0
Total		2,208,043	253,053

(a)         Average fair value in Brazilian reais calculated for the stock options was R$4.84 and R$4.20 for the vesting periods in 2013 and 2014, and R$3.73 for the vesting periods in 2015 and 2016.

(b)         Average fair value in Brazilian reais calculated for the stock options was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the respective vesting periods from 2014 to 2018.

The movement of the stock options outstanding for the year ended December 31, 2017 is as follows:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2016	483,053	30.21
Options exercised	(230,000)	16.45
Options outstanding as of December 31, 2017	253,053	29.24

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

In the year ended December 31, 2017, the Company recorded in equity share-based payments in the amount of R$11,956 attributable to controlling shareholders and R$192 to non-controlling interests from Smiles (R$12,658 attributable to controlling shareholders and R$413 to non-controlling interests from Smiles in the year ended December 31, 2016) for the above-mentioned plans, with a counter entry in profit or loss under “Salaries”.

12.    Investments

Investments in the GAC, Gol Finance and Gol Finance LuxCo offshore subsidiaries were essentially seen as an extension of the Company and summed line by line with the GLAI parent company. Therefore, only Smiles Fidelidade, GLA and Gol Dominicana are investments in the GLAI parent company.

The amount of the investments is related to: i) 25.4% of the capital of Netpoints Fidelidade S.A., held by Smiles Fidelidade, and ii) SCP Trip, held by GLA. Both investments are accounted for under the equity method.

The financial information of the Company’s investees and the changes in the investments balance for the year ended December 31, 2017 are as follows:

	Parent Company		Consolidated
	GLA	Smiles Fidelidade (d)	Trip	Netpoints
Relevant information of the subsidiaries as of December 31, 2017
Total number of shares	5,262,335,049	123,856,953	-	130,492,408
Capital stock	4,554,280	43,104	1,318	75,351
Interest	100.00%	52.7%	60.00%	25.4%
Total equity (deficit)	(2,590,503)	871,719	2,225	(22,997)
Unrealized accumulated profits (a)	-	(71,469)	-	-
Adjusted equity (deficit) (b)	(2,590,503)	388,235	1,333	-
Net income (loss) for the year	(28,765)	760,615	907	(9,344)
Unrealized profits in the year (a)	-	(11,127)	-	-
Adjusted net income (loss) for the year attributable to the Company’s interest	(28,764)	394,702	544	-

	Parent Company			Consolidated
	GLA	Smiles Fidelidade	Total	Trip	Netpoints	Total
Balances as of December 31, 2016	(3,074,190)	281,758	(2,792,432)	2,038	15,184	17,222
Equity results	(28,764)	394,702	365,938	544	-	544
Unrealized gains on hedges	67,913	-	67,913	-	-	-
Equity interest dilution effects	-	-	-	-	-	-
Costs on sale in subsidiary’s interest	-	(4,863)	(4,863)	-	-	-
Other equity changes in investments	-	1,018	1,018	-	-	-
Capital increase	451,610	-	451,610	-	-	-
Write-off of Netpoints goodwill (e)	-	-	-	-	(15,184)	(15,184)
Dividends and interest on shareholders’ equity	-	(284,380)	(284,380)	(1,249)	-	(1,249)
Amortization of losses on sale-leaseback transactions (c)	(7,072)	-	(7,072)	-	-	-
Balances as of December 31, 2017	(2,590,503)	388,235	(2,202,268)	1,333	-	1,333

         (a)   Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of consolidated statements are only accrued when program members are actually transported by GLA.

(b)   Adjusted shareholders' equity corresponds to the percentage of total shareholders' equity net of unrealized profits.

(c)   The subsidiary GAC has a net balance of deferred losses and gains on sale-leaseback, whose deferral is subject to the payment of contractual installments made by the subsidiary GLA. Accordingly, the net balance to be deferred is essentially part of the net investment of the Parent Company in GLA. The net balance to be deferred in the year ended December 31, 2017 was R$2,887 (R$9,959 in the year ended December 31, 2016). For further information, see Note 27.2.

(d)   The parent company’s investment in Smiles S.A. was fully transferred to Smiles Fidelidade as a result of the corporate restructuring, through which Smiles Fidelidade absorbed Smiles S.A.’s equity. For further information, see Note 1.

(e)   Refers to Netpoints goodwill, written off on December 31, 2017, given the lack of expected future profitability.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Partial disposal of equity interest – Smiles S.A.

On June 26, 2017, the Company sold 1,250,000 shares of Smiles S.A. through a stock auction totaling R$76,313. With this sale, the Company reduced its interest in Smiles from 53.8% to 52.7%, while maintaining its position as controlling shareholder. The gain from this partial sale of investment was recorded under equity as “Sale of interest in subsidiary”. The amounts related to this transaction are as follows:

2017
Shares sold	1,250,000
Investment per share	61.05

Sale price	76,313
Write-off of investment cost	(4,863)
Income tax on capital gain (*)	(8,150)
Gain from the sale of investment	63,300

(*) Refers to effective income and social contribution taxes recorded in the transaction.

13.    Earnings (loss) per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Preferred shares hold economic power and the right to 35 times more dividends than common shares. The Company believes that the economic power of preferred shares is more than that of common shares. As a result, income for the year attributable to equity holders of the parent is allocated in proportion to their interest in the total common and preferred shares.

Earnings (loss) per share are calculated by dividing the net income or loss by the weighted average number of all classes of shares outstanding during the period.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. The Company has only the stock option plan in the category of potentially dilutive shares, see Note 11. For the years ended December 31, 2017 and 2016, only the stock option plan granted in 2016 had exercise prices lower than the accumulated market average price (in the money) and, therefore, presented dilutive effect. The other plans have antidilutive effect and were not included in the total number of outstanding shares, as their exercise prices were higher than the accumulated market average price (out of money).

	Parent Company and Consolidated
	2017		2016
	Common	Preferred	Common	Preferred
Numerator
Net income for the year attributable to equity holders of the parent	7,869	11,315	353,129	496,490
	7,869	11,315	353,129	496,490
Denominator
Weighted average number of outstanding shares (in thousands)	4,981,350	204,664	5,035,037	202,261
Effect of dilution from stock options	-	2,614	-	347
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	4,981,350	207,278	5,035,037	202, 608

Basic earnings per share	0.002	0.055	0.070	2.455
Diluted earnings per share	0.002	0.055	0.070	2.450

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

14.    Property, plant and equipment

Parent Company

As of December 31, 2017 and 2016, the Company did not have balances of advances for the acquisition of aircraft related to contract renegotiations carried out throughout 2016, due to the change in the aircraft delivery schedule. In addition, the residual value of the ownership rights on the aircraft totaled R$323,013 as of December 31, 2017 and December 31, 2016, both realized by the subsidiary GAC.

Consolidated

	2017				2016
	Average annual	Cost	Accumulated depreciation	Net amount	Net amount
	depreciation rate
Flight equipment
Aircraft held under finance leases	5.9%	2,000,866	(649,430)	1,351,436	1,411,932
Sets of replacement parts and spare engines	7.2%	1,345,161	(494,684)	850,477	804,974
Aircraft reconfigurations/overhauling	26.8%	1,807,133	(941,372)	865,761	615,812
Aircraft and safety equipment	20.0%	843	(438)	405	467
Tools	10.0%	36,199	(18,124)	18,075	14,617
		5,190,202	(2,104,048)	3,086,154	2,847,802

Impairment losses (*)	-	(26,076)	-	(26,076)	(30,726)
Total flight equipment		5,164,126	(2,104,048)	3,060,078	2,817,076

Property, plant and equipment in use
Vehicles	20.0%	10,548	(9,100)	1,448	1,660
Machinery and equipment	10.0%	57,834	(37,792)	20,042	22,343
Furniture and fixtures	10.0%	28,148	(16,639)	11,509	10,061
Computers and peripherals	20.0%	39,458	(30,464)	8,994	7,401
Communication equipment	10.0%	2,617	(1,914)	703	823
Facilities	10.0%	1,534	(1,222)	312	332
Maintenance center - Confins	10.0%	107,127	(80,209)	26,918	38,096
Leasehold improvements	18.5%	33,111	(19,571)	13,540	8,248
Construction in progress	-	33,503	-	33,503	31,571
Total property, plant and equipment in use		313,880	(196,911)	116,969	120,535

		5,478,006	(2,300,959)	3,177,047	2,937,611

Advances for property, plant and equipment acquisition	-	18,720	-	18,720	87,399

Total property, plant and equipment		5,496,726	(2,300,959)	3,195,767	3,025,010

(*) Refers to provisions for impairment losses for rotable items, classified under "Sets of replacement parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of economic benefits.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment	Advances for property, plant and equipment acquisition	Other	Total
Balances as of December 31, 2015	2,081,973	1,419,596	623,843	131,202	4,256,614
Additions	-	425,218	71,503	27,400	524,121
Disposals	(597,136)	(122,487)	(607,947)	(9,911)	(1,337,481)
Depreciation	(72,905)	(317,183)	-	(28,156)	(418,244)
Balances as of December 31, 2016	1,411,932	1,405,144	87,399	120,535	3,025,010
Additions	-	827,658	263,328	30,511	1,121,497
Disposals	(5,639)	(135,381)	(332,007)	(10,506)	(483,533)
Depreciation	(54,857)	(388,779)	-	(23,571)	(467,207)
Balances as of December 31, 2017	1,351,436	1,708,642	18,720	116,969	3,195,767

During the year ended December 31, 2017, the Company reviewed the useful life of its assets and concluded that the estimates used are in line with its business plan.

15.    Intangible assets

	Goodwill	Airport operating rights	Software	Total
Balances as of December 31, 2015	542,302	1,038,900	133,403	1,714,605
Additions	-	-	55,316	55,316
Disposals	-	-	(781)	(781)
Amortization	-	-	(29,424)	(29,424)
Balances as of December 31, 2016	542,302	1,038,900	158,514	1,739,716
Additions	-	-	55,449	55,449
Disposals	-	-	(9,662)	(9,662)
Amortization	-	-	(38,218)	(38,218)
Balances as of December 31, 2017	542,302	1,038,900	166,083	1,747,285

As of December 31, 2017 and 2016, goodwill and other intangible assets were tested for impairment using the discounted cash flow of each cash-generating unit, originating the value in use.

In order to assess the recoverable value, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-Generating Units – “CGUs”). In order to determine the carrying amount of each cash-generating unit, the Company considers the intangible assets recorded and all necessary tangible assets, given that it will only generate economic benefits by using the combination of both.

The Company allocates goodwill to two cash-generating units: GLA and Smiles, and the airport operating rights are fully allocated to GLA’s cash-generating unit, as shown below:

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Goodwill GLA	Goodwill Smiles	Airport operating rights
December 31, 2017
Book value	325,381	216,921	1,038,900
Book value - CGU	1,061,177	395,105	-
Value in use	15,206,092	5,464,287	5,069,156

Discount rate	15.46%	19.26%	14.50%
Perpetuity growth rate	3.50%	3.50%	5.50%

December 31, 2016
Book value	325,381	216,921	1,038,900
Book value - CGU	2,433,861	56,880	-
Value in use	3,636,201	9,476,173	4,816,306

Discount rate	23.92%	14.51%	27.34%
Perpetuity growth rate	3.50%	3.50%	8.50%

The results obtained were compared with the carrying amount of each cash-generating unit and, as a result, the Company did not recognize impairment losses on its CGUs.

The assumptions adopted in the impairment testing of intangible assets are based on internal projections for a five-year period. For longer periods, the Company uses the perpetuity growth rate. The discounted cash flow that determined the value in use of the cash-generating units was prepared in accordance with the Company’s business plan, which was approved on January 11, 2018.

The main assumptions taken into consideration by the Company to determine the value in use of the cash-generating units are:

Capacity and fleet: considers the use, the aircraft capacity used in each flight and the projected size of the fleet in use.

Demand: market efficiency is the main input to estimate the Company’s demand growth. Management considers market efficiency to be the ratio between its market share and its seat share. This indicator reflects how efficiently the Company uses its share of the market’s total supply based on how much demand for air transportation it absorbs.

Revenue per passenger: considers the average price charged by GLA and the effects of market variables (see the variables used below).

Operating costs related to the business: based on the historical cost and adjusted by indicators, such as inflation, supply, demand and variation of the U.S. dollar.

The Company also considered market variables, including the GDP (source: Brazilian Central Bank), the U.S. dollar (source: Brazilian Central Bank), kerosene prices (per barrel) (source: Brazilian National Agency of Petroleum, Natural Gas and Biofuels - ANP) and interest rates (source: Bloomberg).

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

16.    Short and long-term debt

			Parent Company		Consolidated
	Maturity of the contract	Interest rate	2017	2016	2017	2016
Short-term debt
Local currency
Safra (a)	May. 2018	128% of DI	-	-	-	9,690
Debentures VI (g)	Sep. 2019	132% of DI	-	-	395,093	-
Interest accrued	-	-	-	-	23,921	45,026
Foreign currency (US$)
J.P. Morgan (b)	Aug. 2019	1.32% p.a.	-	-	43,909	42,275
Finimp (c)	Dec. 2018	5.75% p.a.	-	-	240,973	174,428
Engine Facility (Cacib) (d)	Jun. 2021	Libor 3m+2.25% p.a.	-	-	17,145	16,889
ExIm (Cacib) (e)	Apr. 2019	Libor 3m+0.75% p.a.	-	-	47,507	-
Senior Notes I (f)	Apr. 2017	7.60% p.a.	-	182,418	-	182,418
Senior Notes V (k)	Dec. 2018	9.71% p.a.	23,258	-	23,258	-
PK Finance (q)	Aug. 2026	5.70% p.a.	-	-	7,883	-
Interest accrued	-	-	71,769	94,801	74,989	97,670
			95,027	277,219	874,678	568,396

Finance leases	Jun. 2025	4.04% p.a.	-	-	288,194	266,894

Total short-term debt			95,027	277,219	1,162,872	835,290

Long-term debt
Local currency
Safra (a)	May. 2018	128% of DI	-	-	-	4,871
Debentures VI (g)	Sep. 2019	132% of DI	-	-	617,333	1,005,242
Foreign currency (US$)
J.P. Morgan (b)	Aug. 2019	Libor 3m+0.75% p.a.	-	-	12,451	11,142
Engine Facility (Cacib) (d)	Jun. 2021	Libor 3m+2.25% p.a.	-	-	142,137	156,917
ExIm (Cacib) (e)	Apr. 2019	Libor 3m+0.75% p.a.	-	-	35,634	-
PK Finance (p)	Aug. 2026	5.70% p.a.	-	-	78,239	-
Senior Notes II (h)	Jul. 2020	9.64% p.a.	314,589	368,000	314,589	368,000
Senior Notes III (i)	Feb. 2023	11.30% p.a.	69,074	68,053	69,074	68,053
Senior Notes IV (j)	Jan. 2022	9.24% p.a.	299,524	889,595	299,524	889,595
Senior Notes V (k)	Dec. 2018	9.71% p.a.	-	43,010	-	43,010
Senior Notes VI (l)	Jul. 2021	9.87% p.a.	127,181	120,631	127,181	120,631
Senior Notes VII (m)	Dec. 2028	9.84% p.a.	54,752	52,721	54,752	52,721
Senior Notes VIII (n)	Jan. 2025	7.19% p.a.	1,597,713	-	1,597,713	-
Perpetual Notes (o)	-	8.75% p.a.	509,105	498,291	438,201	428,436
Term Loan (p)	Aug. 2020	6.70% p.a.	968,010	944,194	968,010	944,194
			3,939,948	2,984,495	4,754,838	4,092,812

Finance leases	Jun. 2025	4.04% p.a.	-	-	1,187,957	1,451,118

Total long-term debt			3,939,948	2,984,495	5,942,795	5,543,930

Total			4,034,975	3,261,714	7,105,667	6,379,220

(a)   Credit line obtained by the subsidiary Webjet fully repaid, see Note 16.3.

(b)   Issuance of 3 series of Guaranteed Notes to finance engine maintenance, as described in Note 10.5.

(c)   Credit line with Banco do Brasil and Safra of import financing for purchase of spare parts and aircraft equipment.

(d)   Credit line raised on September 30, 2014 with Credit Agricole.

(e)   Credit line raised on August 11, 2017 with Credit Agricole.

(f)    Issuance of Senior Notes I by Gol Finance on March 22, 2007, which was used for prepayments of financing for purchase of aircraft. The total amount was settled on its maturity in April 2017.

(g)   Issuance of 105,000 debentures by GLA on September 30, 2015 for early settlement of the Debentures IV and V.

(h)   Issuance of Senior Notes II by Gol Finance on July 13, 2010 in order to repay debts held by the Company.

(i)    Issuance of Senior Notes III by GLA on February 7, 2013 in order to finance the prepayment of debts due within the next 3 years. The total amount of notes was transferred to Gol Finance LuxCo along with the financial investments acquired on the date of issuance, and a portion of the loan was prepaid.

(j)    Issuance of  Senior Notes IV by Gol Finance LuxCo on September 24, 2014 in order to finance partial repurchase of Senior Notes I, II and III.

(k)   Issuance of Senior Notes series V by Gol Finance LuxCo on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes.

(l)    Issuance of Senior Notes series VI by Gol Finance LuxCo on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes.

(m)  Issuance of Senior Notes series VII by Gol Finance LuxCo on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes.

(n)   Issuance of  Senior Notes series VIII by Gol Finance LuxCo on December 11, 2017 to repurchase Senior Notes and for other general purposes.

(o)   Issuance of Perpetual Notes by Gol Finance on April 5, 2006 to finance aircraft purchase and repayment of loans.

(p)   Term Loan issued by Gol Finance LuxCo on August 31, 2016 for aircraft purchases and bank repayment of loans, with backstop guarantee from Delta Airlines. For additional information, see Note 10.6.

(q)   Loan obtained with PK Finance, with a guarantee of four engines, as described Note 16.2.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Total debt includes issuance costs of R$101,795 (R$97,433 as of December 31, 2016) which will be amortized over the term of the related debt.

As of December 31, 2017, the maturities of long-term debt, except long-term financial lease agreements, were as follows:

	Parent Company
	2019	2020	2021	2022	2022 onwards	Without maturity date	Total
Foreign currency (US$)
Senior Notes II	-	314,589	-	-	-	-	314,589
Senior Notes III	-	-	-	-	69,074	-	69,074
Senior Notes IV	-	-	-	299,524	-	-	299,524
Senior Notes VI	-	-	127,181	-	-	-	127,181
Senior Notes VII	-	-	-	-	54,752	-	54,752
Senior Notes VIII	-	-	-	-	1,597,713	-	1,597,713
Perpetual Notes	-	-	-	-	-	509,105	509,105
Term Loan	-	968,010	-	-	-	-	968,010
Total	-	1,282,599	127,181	299,524	1,721,539	509,105	3,939,948

	Consolidated
	2019	2020	2021	2022	2022 onwards	Without maturity date	Total
Local currency
Debentures VI	617,333	-	-	-	-	-	617,333
Foreign currency (US$)
J.P. Morgan	12,451	-	-	-	-	-	12,451
Engine Facility (Cacib)	17,177	17,177	107,783	-	-	-	142,137
ExIm (Cacib)	35,634	-	-	-	-	-	35,634
PK Finance	8,352	8,838	9,375	9,933	41,741	-	78,239
Senior Notes II	-	314,589	-	-	-	-	314,589
Senior Notes III	-	-	-	-	69,074	-	69,074
Senior Notes IV	-	-	-	299,524	-	-	299,524
Senior Notes VI	-	-	127,181	-	-	-	127,181
Senior Notes VII	-	-	-	-	54,752	-	54,752
Senior Notes VIII	-	-	-	-	1,597,713	-	1,597,713
Perpetual Notes	-	-	-	-	-	438,201	438,201
Term Loan	-	968,010	-	-	-	-	968,010
Total	690,947	1,308,614	244,339	309,457	1,763,280	438,201	4,754,838

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The fair value of debt as of December 31, 2017 is as follows:

	Parent Company		Consolidated
	Book value (c)	Market value	Book value (c)	Market value
Senior Notes and Perpetual Notes (a)	3,045,403	3,025,048	2,974,501	2,955,391
Debentures (b)	-	-	1,036,348	1,072,232
Term Loan (b)	989,572	1,013,928	989,572	1,013,929
Other			629,095	724,788
Total	4,034,975	4,038,976	5,629,516	5,766,340

(a) Fair value obtained through current market quotations.

(b) Fair value obtained through internal method valuation.

(c) The book value presented is net of interest and issue costs.

16.1.  Covenants

As of December 31, 2017, long-term debt (excluding perpetual notes and finance leases) that amounted to R$4,316,637 (R$3,664,376 as of December 31, 2016) is subject to restrictive covenants, including but not limited to those that require the Company to maintain liquidity requirements and interest expenses coverage.

The Company has restrictive covenants on the Term Loan and Debentures VI with the following financial institutions: Bradesco and Banco do Brasil. In the Term Loan, the Company must make deposits for reaching contractual limits of the debt pegged to the U.S. dollar. As of December 31, 2017, the Company did not have collateral deposits linked to the contractual limits of the Term Loan.  As of December 31, 2017, Debentures VI were subject to the following covenants: (i) net debt/EBITDAR below 5.50 and (ii) debt coverage ratio (ICSD) of at least 1.33.  According to the most recent measurements on December 31, 2017, the ratios obtained were: (i) net debt/EBITDAR of 4.70; and (ii) debt coverage ratio (ICSD) of 1.43. As a result, the Company met the minimum required levels for the above covenants and, consequently, it was in compliance with the covenants. The next measurement will be for the end of the first half of 2018.

16.2.  Restructuring and new issuances of loans and financing obtained in the year ended December 31, 2017

Import financing (Finimp): The Company, through its subsidiary GLA, obtained new funding in the year and renegotiated the maturities of the agreements, with the issue of promissory notes as

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

collateral for these transactions, which are part of a credit line maintained by the Company for import financing in order to purchase spare parts and aircraft equipment. The funding operations are as follows:

Renegotiation and issuance	Bank	Principal amount		Interest	Maturity
date		(US$)	(R$)	rate (p.a.)	date
01/13/2017	Banco do Brasil	5,245	16,803	6.13%	01/05/2018
02/01/2017	Banco do Brasil	8,595	27,057	6.15%	01/28/2018
02/10/2017	Banco do Brasil	4,815	15,001	6.14%	02/05/2018
04/20/2017	Banco do Brasil	4,274	13,442	6.20%	04/16/2018
05/31/2017	Banco Safra	5,407	17,540	4.85%	05/29/2018
06/26/2017	Banco do Brasil	9,638	31,929	5.95%	06/21/2018
06/26/2017	Banco Safra	4,571	15,142	5.17%	06/21/2018
06/30/2017	Banco do Brasil	10,436	34,526	5.85%	06/28/2018
06/30/2017	Banco do Brasil	7,823	25,879	5.85%	06/28/2018
10/30/2017	Banco do Brasil	2,693	8,768	5.53%	01/12/2018
12/04/2017	Banco Safra	9,347	30,383	5.11%	11/29/2018

Engine maintenance financing (J.P. Morgan): On January 11, 2017, the subsidiary GLA obtained a credit line drawn by issuing Guaranteed Notes for engine maintenance services with Delta Air Lines. The amount of the credit line was R$33,620 (US$10,456 on the transaction date), with issuance costs amounting to R$1,802 (US$560 on the transaction date). On August 1, 2017, the subsidiary GLA obtained a new credit line of the same contract, in the amount of R$32,451  (US$10,414 on the transaction date), with issuance costs totaling R$1,628 (US$514 on the transaction date). Both credit lines have quarterly amortization and interest payments, and a financial guarantee from Ex-Im Bank.

Financing of Wi-Fi Kits (Cacib): On August 11, 2017, the subsidiary GLA obtained a credit line for the installation of Wi-Fi technology with GOGO INC., by issuing Guaranteed Notes, in the amount of R$19,365 (US$6,109 on the transaction date), with quarterly amortization and interest payments, issuance costs of R$1,166 (US$367 on the transaction date) and a financial guarantee from Ex-Im Bank.

PK Finance: On August 31, 2017, the Company obtained funding with a guarantee of four own engines in the amount of R$84,342 (US$26,800 on the transaction date), with issuance costs amounting to R$512 (US$161 on the transaction date). This type of financing has monthly interest amortization and payment.

Engine maintenance financing (Cacib): On November 29, 2017, the subsidiary GLA obtained a credit line drawn by issuing Guaranteed Notes for engine maintenance services with Delta Air Lines. The amount of the credit line was R$32,136 (US$10,000 on the transaction date), with issuance costs amounting to R$1,866 (US$580 on the transaction date). On December 28, 2017, the subsidiary GLA obtained a credit line of the same contract, in the amount of R$33,080 (US$10,000 on the transaction date), with issuance costs totaling R$1,909 (US$578 on the transaction date). Both credit lines have quarterly amortization and interest payments, and a financial guarantee from Ex-Im Bank.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Senior Notes VIII:On December 11, 2017, the Company, through its subsidiary Gol Finance LuxCo, issued a series of senior notes due in 2025, in the amount of R$1,642,000 (US$500,000 on the transaction date), with issuance costs totaling R$45,172 (US$17,283 on the transaction date). Senior Notes are guaranteed by Company sureties, with half-yearly interest payments of 7.00% p.a. The proceeds will be used to repurchase other Notes and for corporate purposes in general.

The other existing loans and financing of the Company have not been affected by contractual alterations during the year ended December 31, 2017.

16.3. Early termination of debt during the year ended December 31, 2017

Safra: In the year ended December 31, 2017, the subsidiary Smiles Fidelidade fully repaid its debt with Banco Safra, and the portion of the debt recorded as noncurrent was repaid in advance. As a result, the outstanding issuance costs of R$438 and the fine for the early termination of the loan in the amount of R$137 were fully recorded in the financial result.

Senior Notes Tender Offer: As part of the debt restructuring process (as per Note 1), the Company used the proceeds from the issue of Senior Notes on December 11, 2017 to repurchase debt securities, as shown below:

	Type	Transaction date	Previous balance	Payments	New issues	Closing balance	Premium paid (*)
Senior Notes II	Tender offer	12/29/2017	116,968	(21,191)	-	95,777	(422)
Senior Notes IV	Tender offer	12/11/2017	276,730	(185,197)	-	91,533	(12,071)
Senior Notes V	Prepayment	12/19/2017	14,685	(7,379)	-	7,306	-
Senior Notes VIII	Issuance	12/11/2017	-	-	482,717	482,717	-
Total in dollars			408,383	(213,767)	482,717	677,333	(12,493)

Total in Brazilian reais			1,331,982	(707,141)	1,596,828	2,221,669	(41,327)

(*) Amounts recorded under “Exchange offer costs” in the financial result.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

16.4.  Finance leases

The future payments of finance agreements indexed to U.S. dollars are detailed as follows:

	Consolidated
	2017	2016
2017	-	350,883
2018	333,795	328,931
2019	319,511	307,027
2020	267,477	267,885
2021	224,591	227,204
2022	119,200	115,367
Thereafter	326,823	292,362
Total minimum lease payments	1,591,397	1,889,659
Less total interest	(115,246)	(171,647)
Present value of minimum lease payments	1,476,151	1,718,012
Less current portion	(288,194)	(266,894)
Noncurrent portion	1,187,957	1,451,118

The discount rate used to calculate present value of the minimum lease payments was 4.04% as of December 31, 2017 (4.52% as of December 31, 2016). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled by payment in full at the end of the lease agreement. As of December 31, 2017, amounts of withdrawals for the repayment at maturity date of the lease agreements totaled R$255,644 (R$217,065 as of December 31, 2016) and are recorded in non-current debt.

17.    Suppliers - Forfaiting

The Company has operations with Banco Safra that allow suppliers to receive their rights in advance. This type of operation does not change the existing commercial conditions between the Company and its suppliers. Obligations to suppliers have a longer payment term and a discount rate of 1.03% p.m. As of December 31, 2017, the amount recorded under current liabilities totaled R$78,416.

18.     Taxes payable

	Parent Company		Consolidated
	2017	2016	2017	2016
PIS and COFINS	392	33	40,036	89,332
ICMS installments	-	-	-	4,852
Installment payments - PRT and PERT	22,017	-	68,596	-
Withholding income tax on salaries	-	-	32,070	29,519
ICMS	-	-	45,492	43,226
Tax on import	-	-	3,454	3,454
IRPJ and CSLL payable	-	-	5,299	12,489
Other	125	86	6,200	6,105
Total	22,534	119	201,147	188,977

Current	7,856	119	134,951	146,174
Noncurrent	14,678	-	66,196	42,803

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Adherence to Brazilian tax regularization programs

In the year ended December 31, 2017, the Company and its subsidiary GLA adhered to the following installment payment programs:

(i)   Tax Regularization Program (“PRT”) on March 10, 2017, pursuant to Provisional Presidential Decree No. 766 of January 4, 2017, including tax debts that matured on November 30, 2017. Under this program, GLA chose to pay 76% of its debt by using tax loss carryforwards and the remaining 24% in 24 monthly installments adjusted based on the SELIC interest rate as of the month it adhered to the program.

(ii) Special Tax Regularization Program (“PERT”) in September 2017, pursuant to Provisional Presidential Decree No. 783 of May 31, 2017, including tax debts owed to the Brazilian Federal Tax Authorities and to the Office of the General Counsel for the Federal Treasury, which matured on April 30, 2017. Under this program, GLA chose, in September 2017, to pay 5% of total debt in five monthly installments and the remaining amount with tax losses carryforward after reducing interest by 90% and fines by 70%. For most of its debits, GLAI chose, in October 2017, to pay 20% of total debt in three installments and the remainder in 36 monthly installments, reducing interest by 50%, fines by 80% and legal charges by 100%.

The breakdown of the debt included in the above-mentioned installment payment programs is as follows:

Consolidated
2017
IPI on customs import (a)	92,153
PIS and COFINS (a)	98,491
PIS and COFINS on financial income (c)	131,844
Income and social contribution taxes (a)	23,372
Other (a)	4,655
Total debt	350,515
Reductions in interest and fines (d)	(21,249)
Use of tax losses carryforward (b)	(227,689)
Amount paid in installments	101,577

(a)     Recorded under “Administrative expenses” in “Others, net”, see Note 24.2.

(b)    See Note 8.2.

(c)     Debt included in May 2017, after the PRT and PERT adoption.

(d)    Reduction of 90% in interest and 50% in fines to PERT.

19.    Advance ticket sales

As of December 31, 2017, the balance of Advance ticket sales classified in current liabilities was R$1,456,939 (R$1,185,945 as of December 31, 2016) and is represented by 4,964,925 tickets sold and not yet used (4,447,824 as of December 31, 2016) with an average use of 48 days (46 days as of December 31, 2016).

20.    Mileage program

As of December 31, 2017, the balance of Smiles loyalty program deferred revenue was R$765,114 (R$781,707  as of December 31, 2016) and R$188,204 (R$219,325 as of December 31, 2016) classified in current and noncurrent liabilities, respectively.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

21.    Provisions

	Consolidated
	Insurance provision	Provision for aircraft and engine return (a)	Provision for legal proceedings (b)	Total
Balances as of December 31, 2016	742	583,941	205,532	790,215
Additional provisions recognized (a)	(1)	38,819	158,263	197,081
Utilized provisions (b)	-	(220,082)	(155,999)	(376,081)
Foreign exchange rate variation, net	-	(1,827)	(199)	(2,026)
Balances as of December 31, 2017	741	400,851	207,597	609,189

As of December 31, 2016
Current	742	65,760	-	66,502
Noncurrent	-	518,181	205,532	723,713
Total	742	583,941	205,532	790,215

As of December 31, 2017
Current	741	45,820	-	46,561
Noncurrent	-	355,031	207,597	562,628
Total	741	400,851	207,597	609,189

(a) The additions of provisions for aircraft and engine return also include present value adjustment effects.

(b) The provisions recorded include write-offs due to the revision of estimates and processes settled.

(a)     Provision for aircraft and engine return

The provision for aircraft and engine return considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft without purchase option as described in the return conditions of the lease contracts, and which is capitalized in property, plant and equipment (aircraft reconfigurations/overhauling).

(b)   Provision for legal proceedings

As of December 31, 2017, the Company and its subsidiaries are parties to lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operational (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations).

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, risk premium and wage differences.

The provisions related to civil, labor and taxes suits, whose likelihood of loss is assessed as probable, are as follows:

	2017	2016
Civil	67,528	73,356
Labor	137,071	132,163
Taxes	2,998	13
Total	207,597	205,532

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risk of loss, in the estimated amount of R$30,945 for civil claims and R$124,062 for labor claims as of December 31, 2017 (R$31,598 and R$79,532 as of December 31, 2016, respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Company’s management and its legal counsels as being relevant and with possible risk of loss as of December 31, 2017 and 2016:

•         GLA is discussing the non-incidence of the additional 1% COFINS rate on the imports of aircraft and parts, amounting R$48,596 (R$39,428 as of December 31, 2016). The Company’s legal counsel believes that the classification of possible risk was due to the fact that there was no express revocation of the tax relief (zero rate) granted to regular flight transportation companies.

•         Tax on Services (ISS) in the amount of R$21,222 (R$19,443 as of December 31, 2016) arising from assessment notices issued by the Municipality of São Paulo against the Company, in the period from January 2007 to December 2010 regarding a possible ISS taxation on partnerships. The classification of possible risk of loss is a result from the matters under discussion being interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

•         Customs Penalty in the amount of R$57,823 (R$45,689 as of December 31, 2016) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•         BSSF goodwill (BSSF Air Holdings) in the amount of R$104,213 (R$47,572 as of December 31, 2016) related to an infraction notice due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final opinion from the Superior Courts.

•         GLA’s goodwill in the amount of R$80,198 (R$72,687 as of December 31, 2016) resulted from assessment notice related to the deductibility of the goodwill classified as future profitability. The classification of possible risk is a result of the absence of a final opinion from the Superior Courts.

•         GLAI had been discussing the non-incidence of taxation of PIS and COFINS on revenues generated by interest attributable to shareholders’ equity related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by GLA on September 25, 2008, wich amount assessed as possible loss was R$57,793 as of December 31, 2016. However, due to a recent unfavorable decision in a similar case, the Company reclassified the likelihood of loss in this case from possible to probable. As a result, the Company adhered to the Installment Payment Program (PERT) after the Federal Government signed Provisional Presidential Decree 783/17 into Law, including the amount of R$34,794 in debt installment payments. Additionally, the Company maintains escrow deposits with Bic Banco with a partial guarantee on the lawsuit of R$32,120 as disclosed in Note 5, which will be redeemed after the installment payment is fully settled.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

•         Tax on Industrialized Products (“IPI”): supposedly levied on the importation of aircraft in the amount of R$115,136 as of December 31, 2016. On March 10, 2017, even though the lawsuit was not yet resolved in the administrative level, the Company included this tax in the PRT program, see Note 18, given that decisions in similar proceedings have not been favorable.

There are other lawsuits that the Company’s Management and its legal counsels assess as possible risk of loss, in the estimated amount of R$58,750 (R$39,113 as of December 31, 2016) which added to the lawsuits mentioned above, totaled R$382,814 as of December 31, 2017 (R$436,861 as of December 31, 2016).

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

22.    Equity

22.1.  Capital stock

As of December 31, 2017, the Company’s capital stock was R$3,082,802 and represented by 3,129,582,142 shares, comprised by 2,863,682,710 common shares and 265,899,432 preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling shareholder, which is equally controlled by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

The Company’s shares are held as follows:

	2017			2016
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	49.25%	61.19%	100.00%	33.88%	61.28%
Delta Air Lines, Inc.	-	12.38%	9.47%	-	16.19%	9.48%
Airfrance - KLM	-	1.60%	1.22%	-	2.09%	1.22%
Treasury shares	-	0.10%	0.08%	-	0.44%	0.26%
Other	-	0.93%	0.71%	-	1.11%	0.65%
Free float	-	35.74%	27.33%	-	46.29%	27.11%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock as of December 31, 2017 was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

On December 22, 2017, Fundo Volluto, the Company’s controlling shareholder, converted 2,171,354,430 common shares into preferred shares of the Company and now holds 130,953,776 preferred shares (accounting for 49.22% of the Company’s total preferred shares as of December 31, 2017). This conversion of common shares into preferred shares does not change the interest held by Fundo Volluto and other shareholders in the Company’s capital stock.

During the year ended December 31, 2017, the Company approved capital increases from the subscription of preferred shares as a result of the exercise of stock options, in the amounts of: (i) R$1,177 as of August 8, 2017, related to the exercise of 244,185 stock options; (ii) R$1,492 as of October 17, 2017, related to the exercise of 230,581 stock options; and (iii) R$23 as of December 13, 2017, related to the exercise of 2,000 stock options.

22.2. Dividends

The Company’s By-laws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, at least 25% of annual adjusted net income after allocation to reserves in accordance with the Brazilian Corporate Law.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

22.3.  Treasury shares

During the year ended December 31, 2017, the Company transferred 615,181 restricted shares to its beneficiaries (632,976 restricted shares in the year ended December 31, 2016).

As of December 31, 2017, the Company had 278,612 treasury shares, totaling R$4,168, with a market value of R$4,068 (893,793 treasury shares, totaling R$13,371, with a market value of R$4,129 as of December 31, 2016).

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

23.    Revenue

	Consolidated
	2017	2016
Passenger transportation	9,479,242	8,948,170
Cargo	354,561	324,492
Mileage revenue	800,976	622,567
Other revenue (*)	657,609	652,602
Gross revenue	11,292,388	10,547,831

Related tax	(716,366)	(680,496)
Net revenue	10,576,022	9,867,335

(*) Of the total amount, R$433,639 in the year ended December 31, 2017 (R$430,898 in the year ended December 31, 2016) consists of revenues from unused passenger tickets, reissued tickets and cancellation of flight tickets.

Revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical location is as follows:

	2017	%	2016	%
Domestic	9,044,990	85.5	8,395,364	85.1
International	1,531,032	14.5	1,471,971	14.9
Net revenue	10,576,022	100.0	9,867,335	100.0

24.    Operating costs, selling and administrative expenses

24.1. Parent Company

	2017	%	2016	%
Salaries (a)	(5,853)	15.1	(2,597)	(1.2)
Services provided	(20,143)	52.0	(4,679)	(2.2)
Sale-leaseback transactions (b)	(7,072)	18.2	233,483	110.0
Other expenses	(5,697)	14.7	(14,049)	(6.6)
Total	(38,765)	100.0	212,158	100.0

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

24.2. Consolidated

	2017
	Cost of services provided	Selling expenses	Administrative expenses	Other operating expenses, net	Total	%
Salaries (a)	(1,241,052)	(51,162)	(415,897)	-	(1,708,111)	17.8
Aircraft fuel	(2,887,737)	-	-	-	(2,887,737)	30.1
Aircraft rent	(939,744)	-	-	-	(939,744)	9.8
Maintenance, material and repairs	(368,719)	-	-	-	(368,719)	3.8
Passenger costs	(437,045)	-	-	-	(437,045)	4.6
Services provided	(345,123)	(241,365)	(288,248)	-	(874,736)	9.1
Sales and marketing	-	(590,814)	-	-	(590,814)	6.2
Landing fees	(664,170)	-	-	-	(664,170)	6.9
Depreciation and amortization	(492,289)	-	(13,136)	-	(505,425)	5.3
Sale-leaseback transactions (b)	-	-	-	(7,072)	(7,072)	0.1
Other operating expenses, net (c)	(305,497)	(38,957)	(258,784)	-	(603,238)	6.3
Total	(7,681,376)	(922,298)	(976,065)	(7,072)	(9,586,811)	100

	2016
	Cost of services provided	Selling expenses	Administrative expenses	Other operating revenues, net	Total	%
Salaries (a)	(1,200,280)	(87,163)	(369,342)	-	(1,656,785)	18.1
Aircraft fuel	(2,695,390)	-	-	-	(2,695,390)	29.4
Aircraft rent	(996,945)	-	-	-	(996,945)	10.9
Maintenance, material and repairs	(593,090)	-	-	-	(593,090)	6.5
Passenger costs	(461,837)	-	-	-	(461,837)	5.0
Services provided (d)	(229,696)	(308,246)	(215,555)	-	(753,497)	8.2
Sales and marketing	-	(555,984)	-	-	(555,984)	6.1
Landing fees	(687,366)	-	-	-	(687,366)	7.5
Depreciation and amortization	(430,604)	-	(17,064)	-	(447,668)	4.9
Sale-leaseback transactions (b)	-	-	-	233,483	233,483	(2.6)
Other operating expenses, net (d)	(315,712)	(37,876)	(69,908)	(130,935)	(554,431)	6.0
Total	(7,610,920)	(989,269)	(671,869)	102,548	(9,169,510)	100.0

(a)   The Company recognizes compensation paid to members of the Audit Committee and the Board of Directors in the "Salaries" line item.

(b)   In the year ended December 31, 2017, the amount of R$7,072 is related to deferred net losses from aircraft traded between 2006 and 2009 (net gain of R$240,436 arising from 7 aircraft transactions, 6 of which refer to negotiations and one aircraft sale-leaseback transaction in the amount of R$6,953 refers to deferred net losses with aircraft traded between 2006 and 2009).

(c) Relates to tax contingencies included in the PRT program, see Note 18, classified as “Administrative expenses”.

(d) Reclassifications made due to the inclusion of the item passenger expenses. 80% and legal charges by 100%.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

25.    Financial income (expenses)

	Parent Company		Consolidated
	2017	2016	2017	2016
Financial income
Gain from derivatives	11,675	-	35,053	120,403
Gain from short-term investments	7,285	10,906	119,863	152,656
Monetary variation	1,985	2,198	14,208	12,411
(-) Taxes on financial income (a)	(2,451)	(1,262)	(24,393)	(23,041)
Gain from the exchange offer	-	286,799	-	286,799
Interest income	-	-	18,245	4,651
Interest on loan agreement	70,659	83,429	-	-
Other	-	2,580	50,470	14,625
Total financial income	89,153	384,650	213,446	568,504

Financial expenses
Losses from derivatives	(581)	-	(40,770)	(277,183)
Interest on short and long-term debt	(260,867)	(310,615)	(727,285)	(787,661)
Bank charges and expenses	(24,697)	(38,563)	(61,711)	(96,515)
Monetary variation	-	-	(2,993)	(3,867)
Exchange offer costs (b)	(53,041)	-	(53,041)	-
Other (c)	(50,323)	(13,838)	(164,661)	(106,338)
Total financial expenses	(389,509)	(363,016)	(1,050,461)	(1,271,564)

Exchange rate variation, net	(24,612)	629,325	(81,744)	1,367,937

Total	(324,968)	650,959	(918,759)	664,877

(a) Relative to taxes on financial income (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

(b) Refers to the total amount of the exchange offer of Senior Notes. Includes the write-off of costs from previous debt totaling R$11,714.

(c) Includes the partial amount regarding the accrued interest in the amount of R$23,345 related to provisions for PIS and COFINS payments on interest on shareholders’ equity, through the adherence to PERT, see Note 18.

26.    Segments

Operating segments are defined based on business activities from which it may earn revenues and incur expenses, the operating results of which are regularly reviewed by the Company’s relevant decision makers to evaluate performance and allocate resources to the respective segments. The Company holds two operating segments: flight transportation and the Smiles loyalty program.

The accounting policies of the operating segments are the same as those applied to the consolidated financial statements. Additionally, the Company has distinct natures between its two operating segments, so there are no common costs and revenues between operating segments.

The Company is the controlling shareholder of Smiles Fidelidade, and the non-controlling interests of Smiles Fidelidade reached 47.3% as of December 31, 2017 (46.2% as of December 31, 2016).

The information below presents the summarized financial position of the reportable operating segments as of December 31, 2017 and 2016:

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

26.1. Assets and liabilities of the operating segments

	2017
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,389,146	1,901,672	4,290,818	(945,820)	3,344,998
Noncurrent	6,769,399	269,239	7,038,638	(378,888)	6,659,750
Total assets	9,158,545	2,170,911	11,329,456	(1,324,708)	10,004,748

Liabilities
Current	5,508,427	1,096,357	6,604,784	(854,739)	5,750,045
Noncurrent	7,131,078	202,835	7,333,913	10,264	7,323,649
Total equity (deficit)	(3,480,960)	871,719	(2,609,241)	(459,705)	(3,068,946)
Total liabilities and equity (deficit)	9,158,545	2,170,911	11,329,456	(1,324,708)	10,004,748

	2016
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	1,426,750	1,413,422	2,840,172	(759,458)	2,080,714
Noncurrent	6,474,404	513,456	6,987,860	(664,219)	6,323,641
Total assets	7,901,154	1,926,878	9,828,032	(1,423,677)	8,404,355

Liabilities
Current	4,767,322	1,061,806	5,829,128	(980,386)	4,848,742
Noncurrent	6,782,835	229,725	7,012,560	(100,196)	6,912,364
Total equity (deficit)	(3,649,003)	635,347	(3,013,656)	(343,095)	(3,356,751)
Total liabilities and equity (deficit)	7,901,154	1,926,878	9,828,032	(1,423,677)	8,404,355

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

26.2. Results of the operating segments

	2017
	Flight transportation	Smiles loyalty program (d)	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	8,785,938	-	8,785,938	399,867	9,185,805
Cargo and other (a)	768,566	-	768,566	(104,350)	664,216
Mileage revenue (a)	-	1,804,129	1,804,129	(1,078,128)	726,001
Cost of services provided (b)	(7,416,092)	(950,470)	(8,366,562)	685,186	(7,681,376)
Gross profit	2,138,412	853,659	2,992,071	(97,425)	2,894,646

Operating income (expenses)
Selling expenses	(886,234)	(100,129)	(986,363)	64,065	(922,298)
Administrative expenses (c)	(892,449)	(85,111)	(977,560)	1,495	(976,065)
Other operating income (expenses), net	(7,072)	(18,619)	(25,691)	18,619	(7,072)
Total operating (expenses) income	(1,785,755)	(203,859)	(1,989,614)	84,179	(1,905,435)

Equity results	395,245	-	395,245	(394,701)	544
Operating result before financial result, net and income taxes	747,902	649,800	1,397,702	(407,947)	989,755
Financial income (expenses)
Financial income	184,448	205,431	389,879	(176,433)	213,446
Financial expenses	(1,225,315)	(2,201)	(1,227,516)	177,055	(1,050,461)
Exchange rate variation, net	(78,462)	(3,284)	(81,746)	2	(81,744)
Total financial result	(1,119,329)	199,946	(919,383)	624	(918,759)

Loss before income taxes	(371,427)	849,746	478,319	407,323	70,996

Income and social contribution taxes	390,611	(89,131)	301,480	5,733	307,213
Net income for the year	19,184	760,615	779,799	(401,590)	378,209

Net income attributable to equity holders of the parent	19,184	401,590	420,774	(401,590)	19,184
Net income attributable to non-controlling interests of Smiles	-	359,025	359,025	-	359,025

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	2016
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	8,340,545	-	8,340,545	330,897	8,671,442
Cargo and other (a)	729,096	-	729,096	426	729,522
Mileage revenue (a)	-	1,548,109	1,548,109	(1,081,738)	466,371
Cost of services provided (b)	(7,459,772)	(792,856)	(8,252,628)	641,708	(7,610,920)
Gross profit	1,609,869	755,253	2,365,122	(108,707)	2,256,415

Operating income (expenses)
Selling expenses	(991,995)	(93,696)	(1,085,691)	96,422	(989,269)
Administrative expenses (c)	(611,356)	(56,612)	(667,968)	(3,901)	(671,869)
Other operating income (expenses), net	102,731	(1,368)	101,363	1,185	102,548
Total operating (expenses) income	(1,500,620)	(151,676)	(1,652,296)	93,706	(1,558,590)

Equity results	287,134	(2,530)	284,604	(285,884)	(1,280)

Operating result before financial result, net and income taxes	396,383	601,047	997,430	(300,885)	696,545

Financial income (expenses)
Financial income	395,901	212,758	608,659	(40,155)	568,504
Financial expenses	(1,311,940)	(168)	(1,312,108)	40,544	(1,271,564)
Exchange rate variation, net	1,362,145	5,792	1,367,937	-	1,367,937
Total financial result	446,106	218,382	664,488	389	664,877

Income (loss) before income taxes	842,489	819,429	1,661,918	(300,496)	1,361,422

Income and social contribution taxes	7,130	(271,156)	(264,026)	4,968	(259,058)
Net income for the year	849,619	548,273	1,397,892	(295,528)	1,102,364

Net income attributable to equity holders of the parent	849,619	295,528	1,145,147	(295,528)	849,619
Net income attributable to non-controlling interests of Smiles	-	252,745	252,745	-	252,745

(a)   Eliminations are related to transactions between GLA and Smiles.

(b)  Includes depreciation and amortization expenses of R$498,289 in the year ended December 31, 2017, comprised by R$479,328 in flight transportation and R$12,961 in the Smiles loyalty program (R$422,523 e R$8,081 in the year ended December 31, 2016, respectively).

(c)  Includes depreciation and amortization expenses of R$13,136 in the year ended December 31, 2017, comprised by R$12,478 for flight transportation and R$658 for the Smiles loyalty program (R$16,649 e R$415 in the year ended December 31, 2016, respectively).

In the stand alone financial statements of the subsidiary Smiles Fidelidade, which represents the segment Smiles Loyalty Program, and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under the perspective of Smiles Fidelidade, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and income and expenses, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, in addition to elimination entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under the perspective of the consolidated financial statements, the mileages that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

27.    Commitments

As of December 31, 2017, the Company had 120 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discounts, was R$45,090,382 (US$13,630,708), and are segregated according to the following years:

	Consolidated
	2017	2016
2018	-	1,787,388
2019	1,117,604	2,917,833
2020	4,538,258	4,471,172
2021	6,198,259	6,106,634
2022	6,353,457	6,229,538
Thereafter	26,882,804	26,519,864
Total	45,090,382	48,032,429

As of December 31, 2017, from the total orders mentioned above, the Company had the amount of R$6,463,564 (US$1,953,919) related to advances for aircraft acquisition to be disbursed, in accordance with the following schedule:

	Consolidated
	2017	2016
2017	-	286,829
2018	316,215	483,518
2019	773,268	658,930
2020	848,003	835,468
2021	852,458	839,856
2022	866,119	853,316
Thereafter	2,807,501	2,766,624
Total	6,463,564	6,724,541

The installment financed by long-term debt with aircraft guarantee through the U.S. Ex-Im Bank corresponds approximately to 85% of the aircraft total cost. Other establishments finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company performs payments related to aircraft acquisition through its own funds, short and long-term debt, cash provided by operating activities, short and medium-term lines of credit and supplier financing.

The Company leases its entire aircraft fleet through a combination of operating and finance leases. As of December 31, 2017, the total fleet leased was comprised of 119 aircraft, of which 88 were under operating leases and 31 were recorded as finance leases. During the year ended December 31, 2017, the Company returned 11 aircraft under operating lease contracts. In addition, the Company changed the classification of three finance lease agreements, which are now classified as operating leases due to the new characteristics arising from the renewal of these contracts.

As of December 31, 2017, the Company recorded operating lease installments in the amount of R$139,110, of which R$28,387 under current liabilities and R$110,723 under noncurrent liabilities (R$7,233 was recorded under current liabilities as of December 31, 2016). Such amounts refer to negotiations with lessors that resulted in postponement in the original payment flows of the lease installments.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

On February 14, 2017 and November 27, 2017, the Company entered in sale-leaseback transactions for 10 aircraft with AWAS and GECAS. The aircraft should be delivered between June 2018 and August 2019 and, pursuant to the agreement, the leases will have a 12-year term as of the arrival date of each aircraft. Under these agreements, AWAS and GECAS undertake to carry out all necessary disbursements to pay for advances based on the disbursement schedule of the aircraft acquisition agreement. Under the same agreement, the Company shall act as a guarantor for the transaction if AWAS and GECAS fail to comply with the commitments established in such agreements.

27.1.         Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. dollars, and are as follows:

	Consolidated
	2017	2016
2017	-	857,747
2018	858,508	839,343
2019	928,226	889,940
2020	888,944	873,692
2021	746,595	745,719
2022	630,477	646,388
Thereafter	1,251,964	1,393,896
Total minimum lease payments	5,304,714	6,246,725

27.2.         Sale-leaseback transactions

In the year ended December 31, 2017, the Company did not enter in additional sale-leaseback transactions (net gain of R$233,483 related to 7 aircraft as of December 31, 2016).

Additionally, the Company also has balances of deferred losses from transactions carried out between 2006 and 2009, in the amount of R$2,887 (R$9,959 on December 31, 2016).

28.    Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, foreign currency and interest rate), credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Risk Committee in line with the Risk Management Policy approved by the Risk Policy Committee and submitted to the Board of Directors. The Risk Policy Committee sets guidelines and limits, monitors controls, including mathematical models used to continuously monitor exposures and possible financial effects, and also prevents the execution of speculative financial instruments transactions.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company does not hedge its total risk exposure, and is, therefore, subject to market fluctuations for a significant portion of its exposed assets and liabilities. Decisions on the portion to be protected consider the financial risks and the costs for such protection and are determined and reviewed at least quarterly in line with Risk Policy Committee strategies. The results from operations and the application of risk management controls are part of the monitoring process by the Risk Policy Committee and have been satisfactory to the proposed objectives.

The description of the consolidated account balances and the categories of financial instruments included in the statements of financial position as of December 31, 2017 and 2016 is as follows:

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Measured at fair value through profit or loss		Loans and receivables (financing) (c)
	2017	2016	2017	2016
Assets
Cash and cash equivalents (a)	434,295	269,797	592,567	292,410
Short-term investments (a)	955,589	431,233	-	-
Restricted cash	268,047	168,769	-	-
Derivatives assets	40,647	3,817	-	-
Trade receivables	-	-	936,478	760,237
Deposits (b)	-	-	655,244	756,810
Other assets	-	-	123,721	118,058

Liabilities
Debt	-	-	7,105,667	6,379,220
Suppliers	-	-	1,471,150	1,111,514
Derivatives liabilities	34,457	89,211	-	-
Operating leases	-	-	139,110	7,233

(a)     The Company manages its financial investments to pay its short-term operational expenses.

(b)    Excludes judicial deposits, as described in Note 9.

(c)     Items classified as amortized cost refer to credits, debt with private institutions which, in any early settlement, there are no substantial alterations in relation to the values recorded, except the amounts related to Perpetual Notes and Senior Notes, as disclosed in Note 16. The fair values approximate the book values, according to the short-term maturity period of these assets and liabilities. During the year ended December 31, 2017, there was no change on the classification between categories of the financial instruments.

As of December 31, 2017 and 2016, the Company did not have financial assets classified as available for sale.

The Company's derivative financial instruments were recognized as follows:

	Fuel	Interest rate	Equity forward (**)	Total
Derivative assets (liabilities) as of December 31, 2016 (*)	3,817	(89,211)	-	(85,394)
Fair value variations
Net gains recognized in profit or loss (a)	13,768	-	11,094	24,862
Losses recognized in other comprehensive income (loss)	35,505	(1,093)	-	34,412
Settlements (payments received) during the year	(12,443)	55,847	(11,094)	32,310
Derivative assets (liabilities) as of December 31, 2017 (*)	40,647	(34,457)	-	6,190

Changes in other comprehensive income (loss)
Balances as of December 31, 2016	-	(147,229)	-	(147,229)
Fair value adjustments during the year	35,505	(1,093)	-	34,412
Net reversal to profit or loss (b)	-	33,501	-	33,501
Balances as of December 31, 2017	35,505	(114,821)	-	(79,316)

Effects on profit or loss (a-b)	13,768	(33,501)	11,094	(8,639)

Recognized in operating income	8,626	(11,548)	-	(2,922)
Recognized in financial income	5,142	(21,953)	11,094	(5,717)

   (*)  Classified as "Derivatives" rights or obligations, if assets or liabilities.

(**) In 2017, the Company carried out  lease transactions for shares of third-party companies traded on B3 in the amount of R$106,976, and contracted a term derivative attached to the transaction, in order to minimize the risk of volatility of the shares leased in the market. This operation was fully settled with the respective derivative in December 2017.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC38 - “Financial Instruments - Recognition and Measurement” (IAS 39). As of December 31, 2017, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates) and jet fuel.

Cash flow hedges are scheduled to be realized and consequently reclassified to expenses, as shown below:

	2018	2019	2020	2021	2022	Thereafter
Interest	(14,028)	(15,099)	(14,062)	(12,328)	(11,013)	(48,291)
Fuel	35,505	-	-	-	-	-
Expected realization (*)	21,477	(15,099)	(14,062)	(12,328)	(11,013)	(48,291)

(*) The positive amounts represent receivables and the negative amounts represent payables.

28.1. Market risks

a)   Fuel risk

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. To mitigate the risk of fuel price, the Company held the purchase option attached to WTI, as of December 31, 2017. In the year ended December 31, 2017, the Company recognized total gains of R$13,768 related to derivatives operations in the statement of income.

In the year ended December 31, 2017, the Company held derivatives operations designated as “hedge accounting” (as of December 31, 2016, the Company did not hold derivatives operations designated as “hedge accounting”).

b)   Foreign currency risk

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. As of December 31, 2017, the Company had no outstanding derivative financial instruments (the Company recognized a loss on foreign exchange derivatives in the amount of R$40,931 for the year ended December 31, 2016). The Company does not hold derivatives operations designated as “hedge accounting”.

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	2017	2016	2017	2016
Assets
Cash, equivalents, short-term investments and restricted cash	834,873	49,646	1,215,716	548,792
Trade receivables	-	-	126,140	104,800
Deposits	-	-	655,244	756,810
Derivatives	-	-	40,647	3,817
Other	-	-	-	10,184
Total assets	834,873	49,646	2,037,747	1,424,403

Liabilities
Short and long-term debt	4,034,975	3,261,714	4,593,169	3,596,379
Finance lease	-	-	1,476,151	1,718,012
Foreign currency suppliers	1,548	604	644,775	344,654
Derivatives	-	-	34,457	89,211
Operating leases	-	-	139,110	7,233
Total liabilities	4,036,523	3,262,318	6,887,662	5,755,489

Exchange exposure	3,201,650	3,212,672	4,849,915	4,331,086

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases	-	-	5,304,714	6,246,725
Future commitments resulting from firm aircraft orders	45,090,382	48,032,429	45,090,382	48,032,429
Total	45,090,382	48,032,429	50,395,096	54,279,154

Total foreign currency exposure - R$	48,292,032	51,245,101	55,245,011	58,610,240
Total foreign currency exposure - US$	14,598,559	15,723,697	16,700,426	17,983,566
Exchange rate (R$/US$)	3.3080	3.2591	3.3080	3.2591

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company is mainly indexed to the U.S. dollar.

c)   Interest rate risk

The Company is mainly exposed to lease transactions indexed to variations in the Libor rate until the aircraft is received. To mitigate such risks, the Company has derivative financial instruments of interest rate (Libor) swaps. During the year ended December 31, 2017, the Company recognized a total loss with interest hedging transactions in the amount of R$33,501 (loss of R$128,732 in the year ended December 31, 2016).

As of December 31, 2017 and 2016, the Company and its subsidiaries had interest rate swap derivatives recorded as hedge accounting.

28.2. Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by cash and cash equivalents, short-term investments and trade receivables.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Financial assets classified as cash, cash equivalents and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies. The financial institutions in which the Company concentrates more than 10% of its total financial assets are Itaú and Banco do Brasil. Other assets are diluted among other financial institutions, pursuant to the Company’s risk policy.  Trade receivables consists of amounts falling due from credit card operators, travel agencies, installment sales and government entities, which leaves the Company exposed to a small portion of the credit risk of individuals and other entities. Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

28.3. Liquidity risk

The Company is exposed to two distinct forms of liquidity risk: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio term.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The schedules of financial liabilities held by the Company's consolidated financial liabilities on December 31, 2017 and 2016 are as follows:

	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Short and long-term debt	369,496	793,376	2,651,018	3,291,777	7,105,667
Suppliers	1,245,352	3,772	222,026	-	1,471,150
Derivatives liabilities	18,827	-	-	-	18,827
Operating leases	28,387	-	110,723	-	139,110
As of December 31, 2017	1,662,062	797,148	2,983,767	3,291,777	8,734,754

Short and long-term debt	499,542	335,748	2,654,007	2,889,923	6,379,220
Suppliers	1,097,997	-	13,517	-	1,111,514
Derivatives liabilities	89,211	-	-	-	89,211
Operating leases	3,215	4,018	-	-	7,233
As of December 31, 2016	1,689,965	339,766	2,667,524	2,889,923	7,587,178

28.4. Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The table below shows the Company’s financial leverage as of December 31, 2017 and 2016:

	Consolidated
	2017	2016
Total short and long-term debt	7,105,667	6,379,220
(-) Cash and cash equivalents	(1,026,862)	(562,207)
(-) Short-term investments	(955,589)	(431,233)
(-) Restricted cash	(268,047)	(168,769)
A - Net debt	4,855,169	5,217,011
B – Total deficit	(3,068,946)	(3,356,751)
C = (B + A) - Total capital and net debt	1,786,223	1,860,260

28.5. Sensitivity analysis of financial instruments

The sensitivity analysis of financial instruments has been prepared in accordance with CVM Instruction 475/08 in order to estimate the impact on fair value of financial instruments entered by the Company in three scenarios for each risk variable: the most likely scenario in the Company's assessment (which is levels of demand remaining unchanged); a 25% deterioration (possible adverse scenario) in the risk variable; a 50% deterioration (remote adverse scenario).

The estimates presented do not necessarily reflect the amounts to be reported in future financial statements. The use of different methodologies and/or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis of foreign currency exposure, derivatives positions and interest rates on December 31, 2017 to market risks considered relevant by Management. In the tables, positive values are displayed as net asset exposures (assets higher than liabilities) and negative values are exposed liabilities (liabilities greater than assets).

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Parent Company

a)   Foreign currency risk

As of December 31, 2017, the Company adopted the closing exchange rate of R$3.3080/US$1.00 as likely scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure amount of the period as of December 31, 2017:

	Exchange rate	Effect on profit or loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar (R$3.3080/US$1.00)	3.3080	(3,201,650)
Dollar depreciation (-50%)	1.6540	1,600,825
Dollar depreciation (-25%)	2.4810	800,413
Dollar appreciation (+25%)	4.1350	(800,413)
Dollar appreciation (+50%)	4.9620	(1,600,825)

Consolidated

a)   Fuel risk

The Company and its subsidiaries contract crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge fluctuations in jet fuel prices. Historically, oil prices are highly correlated with aircraft fuel prices.

	1Q18	2Q18	3Q18	4Q18	Total 12M
Percentage of fuel exposure hedged	27%	10%	6%	5%	12%
Amount in barrels (thousand barrels)	855	360	220	163	1,598
Future rate agreed per barrel (US$)	51.89	51.33	51.46	51.58	51.67
Total in Brazilian reais	146,760	61,124	37,453	27,813	273,120

b)   Foreign currency risk

As of December 31, 2017, the Company adopted the closing exchange rate of R$3.3080/US$1.00 as likely scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure amount of the period as of December 31, 2017:

	Exchange rate	Effect on profit/loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar (R$3.3080/US$1.00)	3.3080	(4,849,915)
Dollar depreciation (-50%)	1.6540	2,424,957
Dollar depreciation (-25%)	2.4810	1,212,479
Dollar appreciation (+25%)	4.1350	(1,212,479)
Dollar appreciation (+50%)	4.9620	(2,424,957)

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

c)   Interest rate risk

As of December 31, 2017, the Company holds financial investments and financial liabilities indexed to several rates, and position in Libor derivatives. In its sensitivity analysis of non-derivative financial instruments, it was considered the impacts on yearly interest of the exposed values as of December 31, 2017 (see Note 16) that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on profit or loss according to the scenarios presented below:

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Financial debt net of short-term investments (a)		Derivatives (c)
Risk	Increase in the CDI rate	Decrease in the Libor rate	Decrease in the Libor rate
Reference rates	6.89%	1.69%	1.69%
Exposure amount (probable scenario) (b)	1,129,300	(287,608)	6,190
Possible adverse scenario (+25%)	90,595	(6,091)	131
Remote adverse scenario (+50%)	108,714	(7,309)	157

(a)     Total invested and raised in the financial market at the CDI rate. A negative amount means more funding than investment.

(b)    Balances recorded on December 31, 2017.

(c)     Derivatives contracted to hedge the Libor rate variation embedded in the agreements for future delivery of aircraft.

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

•       Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

•       Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

•       Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of December 31, 2017 and 2016:

		2017		2016
	Fair value level	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	Level 2	434,295	434,295	269,797	269,797
Short-term investments	Level 1	32,701	32,701	41,104	41,104
Short-term investments	Level 2	922,888	922,888	390,129	390,129
Restricted cash	Level 2	268,047	268,047	168,769	168,769
Derivatives assets	Level 2	40,647	40,647	3,817	3,817
Derivatives liabilities	Level 2	(34,457)	(34,457)	(89,211)	(89,211)

29.    Liabilities from financing activities

The changes in liabilities from financing activities in the years ended December 31, 2017 and 2016 are as follows:

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Parent Company

2017
				Non-cash changes
	Opening balance	Cash flow	Interest payments and loan costs	Exchange variations, net	Provision for interest on loans	Closing balance
Short and long-term debt	3,261,714	723,156	(272,596)	39,885	282,816	4,034,975
Capital stock	3,080,110	2,692	-	-	-	3,082,802
Related companies	21,818	111,551	-	322	1,319	135,010

2016
					Non-cash changes
	Opening balance	Cash flow	Repurchase of debt securities	Interest payments and loan costs	Exchange variations, net	Provision for interest on loans	Closing balance
Short and long-term debt	4,366,380	(77,547)	(286,799)	(325,397)	(736,792)	321,869	3,261,714
Share issuance costs	(41,895)	(395)	-	-	-	-	(42,290)
Related companies	27,237	(1,161)	-	-	(4,258)	-	21,818

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Consolidated

2017
						Non-cash changes
	Opening balance	Cash flow	Income for the year	Financial funding	Interest payments and loan costs	Exchange variations on loans	Provision for interest on loans	Other	Closing balance
Short and long-term debt	6,379,220	612,396	-	63,066	(505,105)	68,895	502,529	(15,334)	7,105,667
Non-controlling interests from Smiles	293,247	(238,669)	359,025	-	-	-	-	(1,590)	412,013
Capital stock	3,080,110	2,692	-	-	-	-	-	-	3,082,802
Share issuance costs	(155,618)	(523)	-	-	-	-	-	523	(155,618)

2016
						Non-cash changes
	Opening balance	Cash flow	Income for the year	Repurchase of debt securities	Interest payments and loan costs	Exchange variations, net	Provision for interest on loans	Other	Closing balance
Short and long-term debt	9,304,926	(890,559)	-	(286,799)	(606,405)	(1,220,608)	627,672	(549,007)	6,379,220
Non-controlling interests from Smiles	224,022	(171,829)	252,745	-	-	-	-	(11,691)	293,247
Capital stock	3,080,110	-	-	-	-	-	-	-	3,080,110
Share issuance costs	(155,223)	(395)	-	-	-	-	-	-	(155,618)

30.    Insurance

As of December 31, 2017, insurance coverage by nature, considering the aircraft fleet in relation to the maximum reimbursable amounts indicated in U.S. dollars, along with Smiles’ insurance coverage, is as follows:

Aviation	In thousands of Brazilian Reais	In thousands of U.S. dollars
GLA
Guarantee - hull/war	12,504,240	3,780,000
Civil liability per event/aircraft (*)	2,481,000	750,000
Inventories (local) (*)	992,400	300,000
Smiles
Rent insurance (Rio Negro – Alphaville complex)	1,470	-
D&O liability insurance	50,000	-
Fire insurance (Property insurance Rio Negro – Alphaville complex)	9,025	-

(*)   Values per incident and annual aggregate.

Pursuant to Law No. 10,744 of October 9, 2003, the Brazilian government assumed the commitment to complement any civil-liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which GLA may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to US$1.0 billion.

Notes to the financial statements Fiscal year ended December 31, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

31.    Subsequent events

On January 16, 2018, the subsidiary Gol Finance LuxCo approved a tender offer of up to US$50 milion of the Senior Notes due in 2020.

On January 30, 2018, the subsidiary Gol Finance LuxCo priced a re-tap offering of Senior Notes, in the amount of US$150 milion, due in 2025, which ended on February 2, 2018. The New Notes will be consolidated with, and form a single series with, the US$500 milion aggregate principal amount of notes that were originally issued on December 11, 2017, raising the outstanding total on the tranche to US$650 milion. Gol Finance LuxCo will use part of the proceeds from the Senior Notes due in 2025 to fully redeem the Senior Notes due in 2020 that were offered after the Tender Offer and pay related costs and expenses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.